EXHIBIT 4.(a).5

ASSET PURCHASE AGREEMENT

By and Among

Scitex Vision Ltd.

And

Tech Ink (Pty) Ltd.

And

Kovacs Investments 183 (Pty) Ltd.

And

Kovacs Investments 319 (Pty) Ltd.

And

Hewlett-Packard Company

Dated as of August 11, 2005

i

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BUYER		37
4.1	ORGANIZATION	37
4.2	AUTHORITY	37
4.3	NONCONTRAVENTION	37
4.4	APPROVALS	38
4.5	AVAILABLE FUNDS	38
4.6	LITIGATION	38
4.7	BROKERS	38
ARTICLE 5. COVENANTS		39
5.1	CONDUCT OF BUSINESS	39
5.2	INVESTIGATION OF THE COMPANY'S BUSINESS BY THE BUYERS	42
5.3	COMMERCIALLY REASONABLE EFFORTS	42
5.4	NON-SOLICITATION OF EMPLOYEES	46
5.5	NON-COMPETE	46
5.6	CONFIDENTIAL INFORMATION	47
5.7	NOTIFICATION OF CERTAIN MATTERS	47
5.8	PUBLIC ANNOUNCEMENTS	47
5.9	EXCLUSIVE DEALINGS	48
5.10	EMPLOYEE MATTERS	49
5.11	TRANSITION PLANNING; TRANSITION	51
5.12	CONFIDENTIAL INFORMATION KNOWN TO CONTINUING EMPLOYEES	51
5.13	KNOWLEDGE OF BUYERS	51
5.14	TRANSFER TAX AND STAMP TAX	51
5.15	PURCHASE PRICE ALLOCATION	51
5.16	CHANGE OF NAME	52
ARTICLE 6. CONDITIONS TO CLOSING		52
6.1	CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE CLOSING	52
6.2	CONDITIONS TO OBLIGATIONS OF THE BUYERS	52
6.3	CONDITIONS TO OBLIGATIONS OF THE COMPANY	54
ARTICLE 7. TERMINATION		55
7.1	TERMINATION	55
7.2	EFFECT OF TERMINATION	56
7.3	AMENDMENT	56
7.4	EXTENSION	56

ARTICLE 8. SURVIVAL AND INDEMNIFICATION		56
8.1	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	56
8.2	ESCROW FUND; INDEMNIFICATION	56
8.3	BUYER INDEMNIFICATION	62
8.4	INDEMNIFICATION IN CONNECTION WITH THE ADDITIONAL SELLERS	63
ARTICLE 9. GENERAL PROVISIONS		64
9.1	ASSIGNMENT	64
9.2	PARTIES IN INTEREST	64
9.3	WAIVER; REMEDIES	64
9.4	FEES AND EXPENSES	64
9.5	NOTICES	64
9.6	CAPTIONS; CURRENCY	66
9.7	ENTIRE DOCUMENT	66
9.8	SEVERABILITY	66
9.9	GOVERNING LAW; JURISDICTION	66
9.10	SCHEDULES AND EXHIBITS; DISCLOSURE	66
9.11	COUNTERPARTS	67
9.12	SPECIFIC PERFORMANCE	67
9.13	CONSTRUCTION INTERPRETATION	67
9.14	OTHER REMEDIES	67
ARTICLE 10. DEFINITIONS		67
10.1	CERTAIN DEFINITIONS	67
10.2	TERMS GENERALLY	80

LIST OF SCHEDULES AND EXHIBITS

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Budget and Operating Plan
Exhibit C	Escrow Agreement (to be attached prior to Closing)
Exhibit D	General Assignment and Bill of Sale
Exhibit E	Products
Exhibit F	Transferred Technology

Schedule 1.1(a)	Company Subsidiaries Whose Shares are Being Purchased
Schedule 1.1(c)	Excluded Subsidiaries
Schedule 1.2(b)	Certain Assumed Liabilities
Schedule 2.4(e)	Board Resolution
Schedule 2.4(f)	Opinion of HFN
Schedule 3	Company Disclosure Schedule
Schedule 5.1(a)	Amendment or Change to Options
Schedule 5.1(c)	Amendment to Benefit Plans
Schedule 5.1(m)	Tax Election
Schedule 5.3(d)	Consents List
Schedule 5.3(f)	Company Employee
Schedule 6.2(g)	Agreement between Company and Parent
Schedule 6.2(h)	Key Employees
Schedule 8.2(c)	Deemed Losses
Schedule 8.3(b)	Additional Liability for Buyer Indemnification
Schedule 8.4(a)	Indemnification in connection with the Additional Sellers
Schedule 10.1(b)	Acquired Contracts

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of August 11, 2005 by and among (i) Hewlett-Packard Company (the “Buyer”), (ii) Scitex Vision Ltd., a private company organized under the laws of the State of Israel (the “Company”), and (iii) Tech Ink (Pty) Ltd., Kovacs Investments 183 (Pty) Ltd. and Kovacs Investments 319 (Pty) Ltd., companies incorporated under the laws of South Africa (the “Additional Sellers”).

W  I  T  N  E  S  S  E  T  H  :

        WHEREAS, the Company and the Company Subsidiaries are engaged in the Business; and

        WHEREAS, the Company and the Additional Sellers wish to sell and assign to the Buyer (or one or more of Buyer’s Affiliates) (collectively, the “Buyers”), and the Buyers wish to purchase and assume from the Company and the Additional Sellers the Acquired Assets and the Assumed Liabilities relating to the Business, all in consideration for the Purchase Price and on the terms and conditions set forth herein; and

        WHEREAS, each of the Company, the Additional Sellers and the Buyer has determined the Transaction desirable and in its best interests and has approved the Transaction pursuant to this Agreement and all the other transactions contemplated hereby.

        NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements hereinafter contained, the parties agree as follows:

ARTICLE 1. ASSETS AND LIABILITIES

        1.1 Purchase and Sale of Acquired Assets.

(a) On the terms and subject to the conditions set forth in this Agreement (and the Assignment and Assumption Agreements and the General Assignments and Bills of Sale to be executed at the Closing), at the Closing, the Company and the Additional Sellers shall sell, convey, assign, transfer and deliver to the Buyers, and in reliance on the accuracy of the representations and warranties and the performance of the covenants of the Company and the Additional Sellers, the Buyers shall purchase, acquire and accept from the Company and the Additional Sellers, all of the Company’s and the Additional Sellers’ rights, title and interest in and to the Acquired Assets, free and clear of all Liens, other than Permitted Liens, and without any further Liability that is not included in the Assumed Liabilities. All Company Subsidiaries whose shares shall be purchased by the Buyer (or one or more of Buyer’s Affiliates) are set forth in Schedule 1.1(a) attached hereto.

(b) Any Acquired Assets may be purchased by any Affiliate of the Buyer, as shall be designated by the Buyer, and any such Acquired Assets so purchased shall require separate instruments of transfer which shall be executed with such Affiliate(s) of Buyer. In the event that any Acquired Assets are owned or held by an Additional Seller, separate instruments of transfer shall be executed with such Additional Seller and each such Additional Seller shall be deemed to be the Company under this Agreement to the extent and with respect to the Acquired Assets purchased from such Additional Seller. In the event that any of the Buyer’s Affiliates purchases any Acquired Assets, the Buyer shall cause each such Buyer’s Affiliate to sign separate Assignment and Assumption Agreements and General Assignments and Bills of Sale, as applicable, through which each such Buyer’s Affiliate agrees to perform the obligations of the Buyer in the Agreement with respect to such Acquired Assets. The Company and the Buyer shall cause their respective subsidiaries and Affiliates to execute such separate instruments. In the event that the assignment, transfer, conveyance or delivery of any Acquired Asset to the Buyer or any Affiliate thereof involves or gives rise to any Liability, other than such Liability which is an Assumed Liability, then such Liability shall be deemed to be an Excluded Liability as further described in Section 1.2(b).

(c) Notwithstanding anything herein to the contrary, from and after the Closing Date, the Company and the Additional Sellers shall retain all of the right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to the Buyers hereunder, all assets of the Company and the Additional Sellers other than the Acquired Assets (the “Excluded Assets”). Without limiting the generality of the foregoing, the Excluded Assets include all right, title and interest of the Company and any of the Company Subsidiaries in those assets identified on Schedule 1.1(c) (the “Excluded Subsidiaries”).

(d) For the avoidance of doubt, the sale of the Acquired Assets and Assumes Liabilities by the Additional Sellers shall be effected by separate General Assignments and Bills of Sale and Assignment and Assumption Agreements, to be entered into by the Additional Sellers at the Closing, which documents shall constitute separate instruments of sale.

        1.2 Purchase and Sale of Assumed Liabilities.

    (a)        On the terms and subject to the conditions set forth herein, at the Closing, the Company and the Additional Sellers shall sell, convey, assign, transfer and deliver to the Buyer or one or more of Buyer’s Affiliates (as determined by the Buyer in its discretion), and in reliance on the accuracy of the representations and warranties and the performance of the agreements of the Company, the Buyer or one or more of the Buyer’s Affiliates (as determined by the Buyer in its discretion) shall assume, purchase, acquire and accept from the Company and the Additional Sellers, all of the Assumed Liabilities, provided that the Acquired Assets (other than shares of Company Subsidiaries) and Assumed Liabilities of the Company shall be acquired by a single Affiliate of the Buyer and the respective Acquired Assets and Assumed Liabilities of each Additional Seller shall be acquired by a single respective Affiliate of the Buyer.

    (b)        The Buyers shall not assume any of the Company’s (or the Additional Sellers’) Liabilities that are not included in the Assumed Liabilities. Notwithstanding anything in this Section 1.2 to the contrary, the Assumed Liabilities shall not include any Liabilities whether arising under any Contract, commitment, agreement, tort or otherwise, which were incurred after the date hereof unless incurred in accordance with the Budget and Operating Plan, in the ordinary course of business consistent with past practice or as otherwise permitted pursuant to Article 5. Without limitation of the foregoing, the Assumed Liabilities shall also exclude (i) all Liabilities arising out of or in connection with any Excluded Asset, (ii) all of the Company’s (and the Additional Sellers’) Liabilities with respect to costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Transaction Expenses, as well as any cost or liability incurred in order to facilitate the transfer of the Acquired Assets at the Closing and which is not specifically listed in the Assumed Liabilities, (iii) any Liability arising from the Company’s (or an Additional Seller’s) failure to perform any of its commitments, obligations or agreements contained in this Agreement or in any Transaction Document, (iv) any and all Liabilities of the Company or any of the Additional Sellers for Taxes (including without limitation all Taxes applicable to Company or any of the Additional Sellers arising from or in connection with the transactions contemplated hereby or with any restructuring of the holdings of any Company Subsidiary), (v) any Action or threatened Action by or on behalf of any current or prior shareholder of the Company whether or not in connection with this Agreement or the transactions contemplated hereby, (vi) any Indebtedness, including, without limitation, any Indebtedness to Bank Hapoalim B.M. and Bank Discount, and any Indebtedness to Ciba Specialty Chemicals Inc. in connection with the loan granted to the Acquired Companies, (vii) any Liability of the Company or any of the Additional Sellers arising out of violations of laws, statutes, constitutions, treaties, rules, regulations, standards and directives binding as a matter of law, ordinances, codes, judgments, rulings, orders, writs, decrees, stipulations, injunctions and determinations of all Governmental Authorities (other than product liability and the absence of any Licenses, the absence of which, individually or in the aggregate, would not have a Material Adverse Effect) arising from any event or other non-compliance with any of the above occurring or related to the period prior to the Closing; (viii) any Liability arising from any act of fraud, (ix) any and all Liabilities of the Company or any of the Additional Sellers with respect to any non-compliance with Environmental Laws occurring or related to the period prior to the Closing, except as set forth in Schedule 1.2(b) provided that the assumption by the Buyers of such Liabilities shall not limit or derogate from the Buyers’ rights to indemnification in connection with such Liabilities, as more fully set forth in ARTICLE 8, and (x) any Liability of the Company or any of the Additional Sellers relating to or arising from a third-party claim that the operation of the Business of the Acquired Companies, including but not limited to the design, development, use, import, export, manufacture and sale of the Products, Transferred Technology or services (including products, technology or services currently under development) of the Acquired Companies infringes or misappropriates any Intellectual Property Right of any third party (other than of the Buyer or its Affiliates), all the above, occurring or related to the period prior to the Closing, except for such Liabilities set forth in Schedule 1.2(b) provided that the assumption by the Buyers of such Liabilities shall not limit or derogate from the Buyers’ rights to indemnification in connection with such Liabilities, as more fully set forth in ARTICLE 8. All liabilities and obligations excluded under this Section 1.2 shall be referred herein as “Excluded Liabilities”.

ARTICLE 2. PURCHASE PRICE AND CLOSING

        2.1 Purchase Price. Subject to the terms and conditions set forth herein, in consideration for the sale, assignment, conveyance, transfer and delivery of the Acquired Assets and Assumed Liabilities being sold, conveyed, transferred, assigned, delivered and assumed hereunder, the Buyer will pay, or cause the respective Buyer Affiliate to pay, to the Company (and/or the Additional Sellers, in accordance with Section 5.15) the Purchase Price (subject to adjustment in accordance with the provisions of Section 2.2) plus value added tax against delivery by the Company of a value added tax invoice (to the extent required by Law) and an exemption from withholding certificate (or, if the Company fails to so provide Buyer with such exemption, Buyers shall withhold any amounts required by law, to the extent required). Any payment to be made to the Additional Sellers hereunder may be made by the Buyers in South African Rand (ZAR) (converted at the rate of exchange quoted by the Standard Bank of South Africa Limited as the market buying rate of the United States Dollars against South African Rand at or around 4:00 p.m. on the 5th Business Day prior to the Closing Date, as quoted on the following website: http://www.standardbank.co.za/). The payment of the Purchase Price shall be made as follows:

    (a)        At the Closing, the Buyer will deliver, or cause the respective Buyer Affiliate to deliver, to the Company (and/or the Additional Sellers, in accordance with Section 5.15), an aggregate sum of US$206,000,000 out of the Purchase Price, subject to adjustment in accordance with the provisions of Section 2.2 (the “Closing Date Purchase Price”), by wire transfer of immediately available funds to the bank account designated by the Company by written notice to Buyer at least four (4) BusinessDays prior to the Closing.

    (b)        At the Closing, the Buyer will deliver, or cause the respective Buyer Affiliate to deliver, to the Escrow Agent US$24,000,000out of the Purchase Price to be held by the Escrow Agent pursuant to the Escrow Agreement (the “Escrow Amount”). Such Escrow Amount shall be beneficially owned by the Company on its behalf or on behalf of the Additional Sellers, as applicable, and shall be available to compensate Buyers as provided in ARTICLE 8.

        2.2 Adjustment of Purchase Price. The Purchase Price shall be subject to adjustment in accordance with the provisions of this Section.

    (a)        At least seven days prior to the Closing, the Company shall cause to be prepared and delivered to Buyer a draft of the consolidated balance sheet of the Company and the Company Subsidiaries as of the Closing (the “Draft Closing Date Statements”) and a certificate of an officer of the Company based on such Draft Closing Date Statements setting forth the Company’s calculation of (i) the Draft Closing Net Working Capital, and (ii) the Draft Closing Capital Expenditure. The Draft Closing Date Statements shall present the estimated Net Working Capital as of the end of business on the Closing Date (“Draft Closing Net Working Capital”) and a projected detail of Capital Expenditures by the Company from June 30, 2005 until the end of business on the Closing Date (“Draft Closing Capital Expenditure”). “Net Working Capital” means balance sheet figures reflecting the excess of (X) all current assets of the Company and the Company Subsidiaries, other than those current assets that are Excluded Assets, over (Y) all current liabilities of the Company and the Company Subsidiaries, other than those current liabilities that are Excluded Liabilities, all determined on a consolidated basis in accordance with GAAP. “Capital Expenditures” means gross additions to fixed assets. For purposes of the Net Working Capital calculation only (as defined above), Excluded Assets shall consist of cash and Cash Equivalents and Restricted Deposits, determined in accordance with GAAP. Similarly, for the purposes of the Net Working Capital calculation only, Excluded Liabilities shall consist of short term credit and loans, determined in accordance with GAAP. In addition, for purposes of the Net Working Capital calculation only, (a) current liabilities shall not include any deferred Tax liabilities and (b) current assets shall not include any deferred Tax assets. The Company will deliver, together with the Draft Closing Date Statements, all the supporting work papers prepared for the calculation of Draft Closing Date Statements and such other supporting documentation as Buyer shall reasonably request.

    (b)        In order to allow for the adjustment of the Purchase Price hereunder, the Company hereby agrees and undertakes that until the adjustment of the Purchase Price under this Section 2.2 is completed and consummated, it shall reserve at all times, a sum of at least US$2,000,000 free and clear of all Liens for the sole purpose of meeting its obligations under this Section 2.2 (the “Withheld Amounts”).

    (c)        Promptly following the Closing, but in any event no later than 120 days thereafter, Buyers shall cause to be prepared and delivered to the Company an unaudited statement of the Net Working Capital of the Company and the Company Subsidiaries as of the end of business on the Closing Date (the “Closing Net Working Capital”), as well as a consolidated statement of Capital Expenditures from June 30, 2005 through the Closing Date (the “Closing Capital Expenditure”), prepared in accordance with GAAP (the “Closing Date Statements”).

    (d)        Within 30 days after the earlier of (i) the receipt of the Closing Date Statements by the Company, and (ii) the expiration of such 120 day period if the Buyers fail to deliver Closing Date Statements within the 120-day period prescribed in Section 2.2(c), the Company or its representatives shall deliver in writing to the Buyer any good faith objections that the Company may have with respect to any balances included on the Closing Date Statements (the “Notice of Dispute”), together with any supporting documentation, in reasonable detail of any such objections or calculations or, if no Closing Date Statements were delivered by the Buyers, the Company shall deliver to the Buyer Closing Date Statements and the Buyer shall have the right to deliver to the Company a Notice of Dispute, and the provisions of this Section 2.2(d) shall apply, mutatis mutandis. Buyers will deliver, together with the Closing Date Statements, all the supporting work papers prepared for the calculation of Closing Date Statements and such other supporting documentation as Company shall reasonably request. If no Notice of Dispute is received by the Buyer, or the Company, as applicable, within 30 days after (A) the Company’s (or the Buyer’s, as applicable) receipt of the Closing Date Statements, or (B) the expiration of the 120-day period, the Closing Date Statements shall be determined final.

    (e)        Within fourteen (14) days after delivery of the Notice of Dispute, Buyers and the Company shall attempt to resolve the underlying dispute in good faith, and if such parties cannot agree within such fourteen (14)-day period, such dispute shall be resolved by a nationally known independent firm of certified public accountants jointly chosen by the Buyers and the Company, which in the absence of an agreement shall be Deloitte Touche. The written decision of such accounting firm shall be rendered within no more than 60 days from the date that the matter is referred to such firm and shall be final and binding on the parties hereto and shall not be subject to dispute or review. Following any such dispute resolution (whether by mutual agreement of the parties or by written decision of the accounting firm), the Closing Date Statements and the Closing Net Working Capital and Closing Capital Expenditure (as determined in such dispute resolution) shall be determined final. Any fees or expenses payable to such accounting firm shall be shared equally between the Company and the Buyers.

    (f)        In the event that, based on the Closing Date Statements, it transpires that as of the Closing Date, either (i) the Closing Net Working Capital is less than 99% of the Net Working Capital Target, or (ii) the Closing Capital Expenditure is less than 90% of the Net Capital Expenditure Target, then the Purchase Price shall be reduced on a dollar for dollar basis by the entire aggregate amount of such difference (of both (i) and (ii) above). In such event, the reduction in the Purchase Price shall be paid first by way of payment out of the Withheld Amounts from the Company to the Buyer (or a Buyer Affiliate designated by the Buyer) by wire transfer of immediately available funds to an account designated by the Buyer within three Business Days after the final determination of the amount of such reduction in the Purchase Price. In the event that the reduction in the Purchase Price is greater than the Withheld Amounts, then all the Withheld Amounts shall be deducted from the Purchase Price, and any reduction in excess of the Withheld Amounts (the “Excess Reduction”) shall be paid to the Buyers out of the Escrow Amount by way of transfer from the Escrow Fund to the Buyers of such Excess Reduction.

    (g)        In the event that, based on the Closing Date Statements, it transpires that as of the Closing Date, either (i) the Closing Net Working Capital is more than 101% of the Net Working Capital Target, or (ii) the Closing Capital Expenditure is more than 110% of the Net Capital Expenditure Target, then the Purchase Price shall be increased on a dollar for dollar basis by the entire aggregate amount of such difference (of both (i) and (ii) above). In such event, the Buyer will pay to the Company (and/or the Additional Sellers, in accordance with Section 5.15) any such increase in the Purchase Price by wire transfer of immediately available funds to an account designated by the Company within three Business Days after the final determination of the amount of such increase in the Purchase Price.

        2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place (i) at the offices of Meitar Liquornik Geva & Leshem Brandwein, 16 Abba Hillel Silver Road, Ramat-Gan 52506, Israel, at 10:00 a.m. Tel Aviv time on the fifth Business Day following the satisfaction or waiver of all conditions set forth in ARTICLE 6, or (ii) at such other place, date and time as the Company and the Buyer may agree. The date and time at which the Closing actually occurs is referred to herein as the “Closing Date”.

        2.4 Closing Deliveries of the Company. At the Closing, the Company and the Additional Sellers will deliver to the Buyers the following:

    (a)        The Acquired Assets, including (i) with respect to the Acquired Contracts, a complete, accurate and legible copy of each such Contract (including all amendments and supplements thereto); and (ii) with respect to all Software included in the Acquired Assets, a copy of all such Software (such delivery to be made by electronic means);

(b) duly executed General Assignments and Bills of Sale, and accompanying powers of attorney, which shall be in full force and effect;

    (c)        the specific assignments, bills of sale, endorsements, deeds and other good and sufficient instruments of conveyance and transfer reasonably requested by the Buyers, in form and substance reasonably satisfactory to the Buyer and its counsel, including, without limitation, the Assignment and Assumption Agreements, as shall be effective to vest in the Buyer or applicable Buyer Affiliate title to all the Acquired Assets, including, without limitation, assignment deeds and powers of attorney with respect to any and all Company Registrable Intellectual Property Rights, and all the applications to register any of the foregoing as well as physical possession (whether by way of actual delivery or, if more appropriate, by confirmation of handing over of possession to the control of a Buyers’ representative) of certain Acquired Assets acquired hereunder, whose physical delivery is reasonably required, including, without limitation, all source code of all Products and Software;

    (d)        a certificate executed by the president and chief executive officer of the Company (as authorized officer of the Company) in a form mutually agreed upon by the parties certifying that: (i) the representations and warranties of the Company set forth in Sections 3.8, 3.9, 3.10, and 3.12 are true and correct in all material respects on and as of the Closing, unless such representation is not true on and as of the Closing due to an inaccuracy as to which the Company has notified the Buyer in writing that such matter will be treated as an Excluded Liability, (ii) all other representations and warranties of the Company hereunder are true and correct on and as of the Closing, except where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (all of the above, other than those representations and warranties which were qualified by terms such as “material”, “materially” or “Material Adverse Effect” which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing and except that each representation and warrantee given as of a specific date need be true only as of such date); (iii) all covenants required by the terms hereof to be performed and complied with by the Company or the Additional Sellers on or before the Closing Date have been so performed and complied with in all material respects, and (iv) all documents to be executed and delivered by the Company or the Additional Sellers at the Closing have been executed by a duly authorized officer of the Company or the Additional Seller, as applicable;

(e) fully executed resolutions of the Board of Directors of the Company adopted by unanimous written consent in the form attached hereto as Schedule 2.4(e).

(f) an opinion of Herzog, Fox, Neeman, counsel to the Company, dated as of the Closing, in the form attached hereto as Schedule 2.4(f);

(g) an executed signature page of the Company to the Escrow Agreement;

(h) a written resignation from each of the officers and directors of each of the Company Subsidiaries (other than the Additional Sellers) effective as of the Closing Date.

    (i)        duly executed share transfer deeds or similar documents required under applicable Laws for the transfer of the shares of each of the Company Subsidiaries (other than the Additional Sellers), including duly executed share certificates in the name of the Buyer or an Affiliate thereof, as applicable.

(j) all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by the Company at or prior to the Closing Date pursuant to this Agreement.

        2.5 Closing Deliveries of the Buyers.

(a) At the Closing, the Buyers will deliver the following:

(1) the wired funds required to be delivered pursuant to Section 2.1(a) and the Escrow Amount required to be delivered to the Escrow Agent pursuant to Section 2.1(b);

    (2)        a certificate executed by an authorized officer of the Buyer in a form mutually agreed upon by the parties certifying that: (i) the representations and warranties of the Buyer hereunder are true and correct in all material respects on and as of the Closing (other than those representations and warranties which were qualified by terms such as “material”, or “materially” which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing and except that each representation and warrantee given as of a specific date need be true only as of such date); (ii) all covenants required by the terms hereof to be performed and complied with by each of the Buyers on or before the Closing Date have been so performed and complied with in all material respects, and (iii) all documents to be executed and delivered by each of the Buyers at the Closing have been executed by a duly authorized officer of the respective Buyer;

    (3)        duly executed General Assignments and Bills of Sale as well as Assignment and Assumption Agreements, which shall be in full force and effect, and as shall be effective to vest in the Buyer or the applicable Buyer Affiliate title to all the Acquired Assets and Assumed Liabilities to be purchased and assumed by the Buyer or such Buyer Affiliate hereunder;

(4) an executed signature page of the Buyers to the Escrow Agreement; and

(5) all other instruments, agreements, certificates, opinions and documents reasonably required to be delivered by the Buyers at or prior to the Closing Date pursuant to this Agreement.

    (b)        To consummate the Closing, Buyer will, or will cause the Buyer’s Affiliates to, wire the funds required to be delivered pursuant to Section 2.1 after all the conditions to Closing specified in ARTICLE 6 have been satisfied.

        2.6 Simultaneous Closing. All transactions occurring at the Closing as specified in Sections 2.4 and 2.5 shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE
COMPANY

        The Company (including for the purpose of this Article 3, the Additional Sellers) represents and warrants to the Buyers that, except as expressly set forth and referred to with respect to a particular representation in the disclosure schedule delivered to the Buyers by the Company on the date of this Agreement as an inducement to the Buyers to enter into this Agreement (the “Company Disclosure Schedule”), each of the statements contained in this ARTICLE 3 is true and correct as of the date hereof and will be true and correct at and as of the Closing Date, as follows:

        3.1 Organization and Qualification; Subsidiaries

    (a)        Each of the Company and the Company Subsidiaries is a corporation duly organized and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties, including the Acquired Assets, and to carry on the Business as it is now being conducted, and is duly qualified or licensed as a foreign corporation to do business, and, where such concept is applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

    (b)        Section 3.1(b) of the Company Disclosure Schedule lists each of the Company’s subsidiaries (other than the Excluded Subsidiaries) (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), the jurisdiction of incorporation of each Company Subsidiary and the Company’s equity interest therein, and, if not directly or indirectly wholly owned by the Company, the identity and ownership interest of each of the other owners of such Company Subsidiary. Other than as set forth on Section 3.1(b) of the Company Disclosure Schedule, the Company, directly or indirectly, owns 100% of the outstanding equity interests of each of the Company Subsidiaries. As of the date hereof neither the Company nor any Company Subsidiary has agreed, is obligated to make or is bound (or has bound its property) by any written agreement or contract under which it is legally obligated to make any future investment (in the form of a loan, capital contribution or otherwise) in any other entity (other than the Company or a wholly owned Company Subsidiary). Other than the Company’s interests in the Company Subsidiaries and the Excluded Subsidiaries or as set forth in Section 3.1(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary directly or indirectly owns any equity, partnership or similar interest in any Person. All of the issued and outstanding shares of capital stock of or other equity interests in each Company Subsidiary (other than the Additional Sellers) have been duly authorized and validly issued and are fully paid and nonassessable and, except as set forth in Section 3.1(b) of the Company Disclosure Schedule, all such shares or interests owned by the Company or any Company Subsidiary are owned free and clear of all Liens.

    (c)        The Company has delivered to Buyer a complete and correct copy of the Memorandum of Association and Articles of Association and all other organization documents of the Company as of the date of this Agreement, as well as a complete and correct copy of all similar organizational documents of each of the Company Subsidiaries (collectively, the “Formation Documents”). Such Formation Documents are in full force and effect and no other organizational documents are applicable to or binding upon the Company or any Company Subsidiary. The Company and each Company Subsidiary is not in violation in any respect of any of the provisions of the applicable Formation Documents.

    (d)        All statutory books and registers of the Acquired Companies have been properly kept in accordance with applicable Laws and regulations. All information, resolutions and other documents with respect to each Acquired Company have been duly filed or published in accordance with applicable Laws and regulations.

        3.2 Agreement Authorized and its Effect on Other Obligations.

    (a)        Authorization and Enforceability. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyers, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally and by general principles of equity.

    (b)        Approvals. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by or with respect to the Company or a Company Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (A) the requirements of any Governmental Authority under applicable competition, antitrust or foreign investment or trade regulatory Laws, including the applicable requirements of the HSR Act, (B) the approval of the Israeli Investment Center of the Israeli Ministry of Trade, Industry and Labor (the “Investment Center”), (C) the approval of the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry and Labor (“OCS”), and (D) the approval, if applicable, of the Israeli Commissioner of Restrictive Trade Practices to the extent required pursuant to the Restrictive Trade Practices Act, 1988 (the “Trade Practices Act”).

    (c)        No Conflict. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, assuming the receipt by Closing of the all required Consents, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the Formation Documents of any of the Acquired Companies; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any person to terminate, cancel, modify or amend in any respect its obligations under any Contract to which any of the Acquired Companies is a party or by which any of them or their properties or assets are bound, (iii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which the Acquired Companies, or any of the assets owned or used by the Acquired Companies, is subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Authority or under applicable Law (or any benefit provided or available thereunder) or other permit, license, consent, authorization, Grant, benefit, or right that is held by the Company or a Company Subsidiary or that otherwise relates to the business or assets of the Acquired Companies, (v) result in the imposition, creation or crystallization of any Lien upon or with respect to any asset or property owned, leased or used by the Acquired Companies, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (v) of this Section. Section 3.2(c) of the Company Disclosure Schedule sets forth a complete and accurate list of (A) all holders of any outstanding Indebtedness of the Acquired Companies, the lessors of any property leased by the Acquired Companies, in each case whose consent is required in connection with the Transaction and (B) all other parties to any Contract to which any of the Acquired Companies is a party or bound whose consent is required in connection with the Transaction.

        3.3 Financial Statements.

    (a)        The Company has delivered to Buyer true and correct copies of (i) the audited consolidated financial statements (including any related notes thereto) of the Acquired Companies as of, and for the periods ended, December 31, 2004 and 2003, including audited consolidated balance sheets of the Acquired Companies as of December 31, 2004 and 2003 and audited consolidated statements of operations and cash flows for the years ended December 31, 2004 and 2003, together with a signed report of the Company’s independent auditors attached thereto, (ii) the unaudited financial statements (including any related notes thereto) of each of the Acquired Companies as of, and for the periods ended, December 31, 2004 and 2003, including unaudited balance sheets of each the Acquired Companies as of December 31, 2004 and 2003 and unaudited statements of operations and cash flows of each the Acquired Companies for the years ended December 31, 2004 and 2003, and (iii) the unaudited consolidated financial statements of the Acquired Companies as well unaudited financial statements of each of the Acquired Companies, as of, and for the period ended June 30, 2005, including an unaudited consolidated balance sheet of the Acquired Companies as of June 30, 2005 and an unaudited consolidated statement of operations (but not cash flows) for the period ended June 30, 2005 (collectively, the “Financial Statements”). Except as set forth in the notes thereto or in Section 3.3(a) of the Company Disclosure Schedule, the Financial Statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position for the Acquired Companies as of the date thereof and the consolidated results of their operations, cash flows and changes in financial position for the periods then ended, except that the unaudited Financial Statements for the period ended June 30, 2005 are subject to normal year end adjustments and lack footnotes and other presentation materials.

    (b)        Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, the Company has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Financial Statements), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of each of the Acquired Companies, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of each of the Acquired Companies are being made only in accordance with appropriate authorizations of management of the Acquired Companies, and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of each of the Acquired Companies. The Company is not aware of (i) any significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, (ii) any fraud, whether or not material, that involves any of the Acquired Companies’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Acquired Companies or (iii) any claim or allegation regarding any of the foregoing. Notwithstanding anything to the contrary in this Section 3.3(c) above, none of the above shall be construed as a representation with respect to the Company’s compliance with Section 404 of the Sarbanes-Oxley Act.

    (c)        The Company has made and kept (and given the Buyer access to) (i) all records and lists of the Company pertaining to the assets of each of the Acquired Companies, (ii) all records and lists of the Acquired Companies pertaining to the personnel of each of the Acquired Companies and (iii) all financial books, ledgers, files and reports of every kind maintained by the Acquired Companies, which, in each case, accurately and fairly reflect the activities of and information regarding each of the Acquired Companies that should be recorded therein.

        3.4 No Undisclosed Liabilities. Except as set forth in Section 3.4 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with GAAP), except liabilities which individually or in the aggregate (i) have been reflected in the Financial Statements or disclosed in the notes thereto (to the extent of such reflection or disclosure), (ii) have arisen since the Financial Statements in the ordinary course of business consistent with past practices and are not, in the aggregate, material, (iii) have been provided for in the Budget and Operating Plan, or (iv) are executory obligations arising in the ordinary course of business consistent with past practices which are not in the aggregate material.

        3.5 Absence of Certain Changes. Since December 31, 2004, each of the Acquired Companies has conducted the Business only in the ordinary course consistent with past practice, and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on the Financial Statements, or on Section 3.5 of the Company Disclosure Schedule, or as set forth in the Budget and Operating Plan or incurred in the ordinary course of business consistent with past practice, from and after December 31, 2004, neither the Company nor any Company Subsidiary has:

    (a)        suffered any loss to its property (whether through destruction, accident, casualty, expropriation, condemnation or otherwise) or its business, or incurred any liability, damage, award or judgment for injury to the property or business of others or for injury to any person (in each case, whether or not covered by insurance) in excess of $20,000 in any one case or $50,000 in the aggregate;

(b) made any capital expenditure in excess of $20,000 or series of capital expenditures in excess of $50,000 in the aggregate;

    (c)        made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable or to become payable to any of their respective directors, officers, employees or agents, or agreed or promised (orally or otherwise) to pay, conditionally or otherwise, any bonus or extra compensation or other employee benefit including any additional pension, profit sharing, bonus, incentive, deferred compensation, stock purchase, share option, share appreciation, group insurance, vacation pay, severance pay, retirement or other employee benefit plan, agreement or arrangement, or changed the terms of any existing Company Benefit Plan, for or to any of such directors, officers, employees or agents; except for any changes with respect to employees who are not senior employees provided such changes do not have a Material Adverse Effect in the aggregate, and provided however that notwithstanding the above, the Company may grant employees, a special bonus in connection with the Transaction contemplated hereunder;

(d) sold, assigned, leased or transferred any assets or properties, other than sales of inventory in the ordinary course of business;

(e) amended, renegotiated or terminated (other than by completion thereof) any Contract;

(f) made any change in its accounting methods, policies, practices or principles;

(g) amended its Formation Documents;

    (h)        made any Tax election, changed any annual Tax accounting period, amended any Tax Return, settled or compromised any income Tax Liability, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a Tax refund or failed to make the payments or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment unless such action was taken solely with respect to the Company or the Additional Sellers;

    (i)        issued, delivered, pledged or otherwise encumbered, sold or disposed of any shares of any Company Subsidiary’s (other than the Additional Sellers) capital stock or other securities, or created, issued, delivered, pledged or otherwise encumbered, sold or disposed of any securities convertible into, or rights with respect to, or options or warrants to purchase or rights to subscribe to, any shares of any Company Subsidiary’s (other than the Additional Sellers) capital stock or other securities, whether as a result of any exercise thereof or otherwise, other than such actions as are required in order to consummate the Transaction and give effect to the provisions of Schedule 1.1(a) and Schedule 1.1(c);

    (j)        split, combined or reclassified any of any Company Subsidiary’s (other than the Additional Sellers) shares of capital stock or issued or authorized the issuance of any other securities with respect to, in lieu of or in substitution for any of any Company Subsidiary’s (other than the Additional Sellers) shares of capital stock;

(k) incurred, assumed or created any Indebtedness for borrowed money or guaranteed any Indebtedness for borrowed money of any other Person in excess of $20,000 in any one case;

(l) made, incurred, assumed, created or guaranteed any loan or made any advance or capital contribution to or investment in any Person;

(m) subjected any of its assets or properties to any Lien or permitted any of its assets or properties to be subjected to any Lien;

    (n)        acquired or agreed to acquire by merging or consolidating with, or by purchasing a substantial portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or Person, or division, operating unit or product line thereof;

    (o)        (A) entered into any transaction with any Affiliate, director, officer or shareholder of any Acquired Company or any Affiliate of any of the foregoing or (B) made, directly or indirectly, any payments or transferred, directly or indirectly, any funds or other property to or on behalf of any Affiliate, director, officer or shareholder of any Acquired Company or any Affiliate of any of the foregoing (other than reimbursements of ordinary and necessary business expenses of employees or directors of the Acquired Companies incurred in connection with their employment or service consistent with written policies of the Company);

(p) purchased any real property or entered into any Lease (including any capitalized lease obligations);

(q) settled or compromised any Action; or

(r) entered into any agreement or Contract (other than the Transaction Documents) to take any of the types of action described in this Section 3.5.

        3.6 Contracts

    (a)        Section 3.6 of the Company Disclosure Schedule sets forth, under the corresponding subsection, all of the Contracts of each of the Acquired Companies, or to which each of the Acquired Companies are bound, described below:

    (1)        all Contracts under which any of the Acquired Companies licenses or purchases any Transferred Intellectual Property from any third party (other than license agreements relating to third party off-the-shelf software that are available to Buyers with no additional cost or liability) whether or not such agreement involves any remaining obligations or liabilities of either party;

    (2)        all Contracts under the terms of which the Acquired Companies: (A) are likely to pay or otherwise give monetary consideration of more than US$100,000 in the aggregate during any calendar year or (B) are likely to pay or otherwise give consideration of more than US$200,000 in the aggregate over the remaining term of such Contract;

(3) all research and development, broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising Contracts;

(4) all management Contracts and Consulting Agreements (or similar Contracts) which are not cancelable by the Acquired Companies on notice of 30 days or less without penalty or further payment;

    (5)        all Employment Agreements and Consulting Agreements between any of the Acquired Companies, on the one hand, and any officer, director or employee of the Acquired Companies, on the other hand, or any service, operating or management Contract with respect to any of property of the Acquired Companies (whether leased, owned or operated);

    (6)        (i) all third party Indebtedness, Liabilities and commitments of others as to which any of the Acquired Companies is a guarantor, endorser, co-maker, surety, or accommodation maker, or is contingently liable therefor, (ii) all letters of credit, whether stand-by or documentary, issued by any third party and (iii) all other Contracts relating to Indebtedness of the Acquired Companies;

    (7)        all Contracts, including, without limitation, any Company Benefit Plan, any of the benefits of which will be increased or otherwise modified, or the vesting, funding or delivery of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (8)        all Contracts of indemnification and all guaranties other than any Contract of indemnification entered into in connection with the sale or license of products or services in or the licensing of real property in the ordinary course of business;

(9) all Contracts with any Governmental Authority;

    (10)        all Contracts containing any provision or covenant prohibiting, impairing, limiting or restricting, or purporting to prohibit, impair, limit or restrict, the ability of any of the Acquired Companies to (i) sell or license any products or services of or to any other person, (ii) engage in any line of business, (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to any of the Acquired Companies in each case in any geographic area or during any period of time, (iv) grant any distribution or licensing rights or (v) acquire any property, assets or business;

    (11)        all Contracts currently in force relating to (i) the disposition or acquisition by any of the Acquired Companies of any material assets (other than sale of Inventory in the ordinary course of business) or pursuant to which any of the Acquired Companies has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than a Company Subsidiary or (ii) capital expenditure or expenditures in excess of $50,000 in any one case;

(12) all Contracts relating to the ownership or lease of real property (whether as lessor or lessee), used or operated by any of the Acquired Companies;

    (13)        all Contracts currently in force to license any third party to manufacture or reproduce any of the Acquired Companies’ products, services or technology and all Contracts currently in force to sell or distribute any of the Acquired Companies’ products, services or technology;

(14) all Contracts currently in force to provide source code to any third party for any product or technology;

(15) all Licenses other than the sale of Products in the ordinary course of business;

    (16)        all settlement agreements and similar Contracts under which any of the Acquired Companies have ongoing obligations under which they (A) are likely to pay or otherwise give consideration of more than US$100,000 in the aggregate during any calendar year or (B) are likely to pay or otherwise give consideration of more than US$200,000 in the aggregate over the remaining term of such Contract;

    (17)        all shareholder agreements, voting agreements, buy-sell agreements, and other Contracts granting any party any rights to exercise control over any of the Company Subsidiaries, (other than the Additional Sellers) or any Company Subsidiary’s (other than the Additional Sellers) capital stock; and

    (18)        all other Contracts, whether or not made in the ordinary course of business, which are material to the Acquired Companies, taken as a whole, or the conduct of the Business, taken as a whole, or the absence of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

    (b)        Each Contract: (i) is legal, valid and binding on each of the Acquired Companies which is a party thereto and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity, and (ii) upon consummation of the Transaction, subject to obtaining the consent of the counterparty thereto, if required as set forth in Schedule 5.3(c), shall continue in full force and effect to the same extent without penalty or other adverse consequence to Buyers or the Acquired Companies. Neither the Company nor any Company Subsidiary is in breach of, or default under, any Contract, nor is there any default or event of default or event which with notice or lapse of time, action by any third party, or combination thereof, would constitute a default by any of the Acquired Companies under any Contract. As of the date hereof, neither the Company nor any Company Subsidiary has received any written or oral notice, and otherwise has no Knowledge, of a default (which has not been cured), offset or counterclaim under any Contract, or any other written or oral communication calling upon it to comply with any provision of any Contract or asserting noncompliance therewith or asserting that the Acquired Companies have waived or altered its rights thereunder, nor have any of the Acquired Companies received any written or oral notice, and otherwise has no Knowledge, that any party to any Contract intends or is threatening to terminate or fail to exercise any renewal or extension of any Contract or is otherwise in breach or default thereunder.

        3.7 Suppliers and Customers. (a) Section 3.7(a) of the Company Disclosure Schedule contains a true and complete list of the Acquired Companies’ ten largest customers in each of the regions which the Acquired Companies operate and the sales to such customers with respect to the business of the Company during the twelve-month period ended December 31, 2004.

    (b)        Section 3.7(b) of the Company Disclosure Schedule contains a true and complete list of the Acquired Companies’ suppliers for components of the Products and the purchases by the Acquired Companies from such suppliers during the twelve-month period ended December 31, 2004.

    (c)        Except as set forth in Section 3.7(c) of the Company Disclosure Schedule, since December 31, 2004, none of the suppliers or customers set forth in this Section 3.7 above has cancelled or otherwise modified its relationship with the Acquired Companies in a manner adverse to the Company’s Business, and (i) to the Knowledge of the Company, no such Person has communicated (orally or in writing) to the officers, directors or other managers of the Acquired Companies any intention to do so, (ii) to the Knowledge of the Company, no such Person has any intention to do so, and (iii) no officer of the Company has been informed that the consummation of the transactions contemplated hereby will adversely affect any of such relationships.

        3.8 Title to Property; Leased Property.

    (a)        Each of the Acquired Companies has good title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets, including the Acquired Assets, free and clear of all Liens, except for: (i) Liens reflected in the balance sheet of the Company, included in the Financial Statements, (ii) Liens imposed by Law, such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’, construction and vendors’ liens, incurred in good faith in the ordinary course of business and securing obligations which are not yet due or which are being contested in good faith by appropriate proceedings as to which the Company has, to the extent required by GAAP, set aside on its books adequate reserves; (iii) Liens for Taxes either not yet due and payable or which are being contested in good faith by appropriate legal or administrative proceedings; (iv) with respect to leasehold interests, liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee, none of which impairs the use of any parcel of property material to the operation of the business of the Company; (v) as set forth in Section 3.8(a) of the Company’s Disclosure Schedule, and (vi) any Liens arising in the ordinary course of business which do not interfere with the present use of the property affected thereby (collectively, “Permitted Liens”).

    (b)        All leases pursuant to which any of the Acquired Companies leases from others real or personal property (collectively, the “Company Leases”) are valid, binding and enforceable in accordance with their respective terms and in full force and effect, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors’ rights or by general principles of equity, no amounts (other than immaterial amounts the failure of which to pay would not be material) payable under any Company Lease are past due, and there is not, under any of such leases, any existing default or event of default of any of the Acquired Companies or, to the Knowledge of the Company, any other party.

    (c)        Section 3.8(c) of the Company Disclosure Schedule sets forth each of the Company Leases, as well as each real property owned by each of the Acquired Companies (the “Owned Property”), in each case setting forth the location of such property, the Acquired Company using, operating or owning such property, the monthly payment due in connection therewith, and the term of the lease thereunder. Each of the properties specified in Section 3.8(c) of the Company Disclosure Schedule (including any easements, rights of access, rights of way or similar rights benefiting the properties) (i) is in good repair, free of defects and is otherwise adequate and sufficient to permit the continued use of such facility in the manner and for the purpose to which it is presently devoted, and (ii) has adequate and sufficient access to and from public areas. The Company Leases and the Owned Property (taking into account all liens and third party rights related thereto, all zoning and other restrictions applicable thereto, the condition, size and all other aspects thereof) are in all respects suitable and adequate to support the operations of the Acquired Companies and for the purposes to which they are presently used. The Acquired Companies are the sole tenants and occupants of the Company Leases and the Owned Property.

    (d)        All major items of equipment of the Acquired Companies are in good and sufficient operating condition and in a state of reasonable maintenance and repair for the continued conduct of the Acquired Companies’ Business on a basis consistent with past practice, ordinary wear and tear excepted, and are free from any known defects or Liens (other than Permitted Liens).

    (e)        To the Knowledge of the Company, there is no condemnation, expiration or other proceeding in eminent domain pending or threatened, affecting any parcel of real estate covered by the Company Leases or Owned Property or any portion thereof or interest thereon.

    (f)        The Acquired Assets include all assets, rights, properties, licenses and permits (other than Licenses required under Environmental Laws as to which Section 3.12 shall apply), contracts and other benefits that are necessary for the Business as presently conducted and as presently contemplated to be conducted by the Acquired Companies, and, other than the Acquired Assets there are no other assets, properties or rights owned, used, held, or licensed by any of the Acquired Companies or any third party which are necessary for the Business as presently conducted or as presently contemplated to be conducted by the Acquired Companies. Without limiting the foregoing, as of the Closing no Company Subsidiary that is not an Acquired Company will own or hold any assets, rights, properties, licenses and permits, contracts or other benefits that are used in the Business.

    (g)        Upon the Closing, the Buyers shall have good, valid and marketable title to all of the Acquired Assets, free and clear of any Liens and any adverse claims by any Person, other than Permitted Liens, and to the Company’s Knowledge, the Buyers shall have full right and power to the peaceful and quite usage and possession rights of the Acquired Assets so transferred. To the Company’s Knowledge, the Buyers shall be subject to no limitations, obligations or restrictions with regard to the sale, license, distribution or other transfer or exploitation of the Acquired Assets, whether in the form transferred to it or after modification, except for any such limitation, obligations or restrictions that are created by Buyers or are derived from agreements to which it is a party.

(h) All references to the Acquired Assets in this Section 3.8 shall not include the Transferred Intellectual Property.

        3.9 Taxes.

(a) Tax Returns Filed; Taxes Paid. Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, (i) all returns, declarations, claims for refund, information returns and reports (“Tax Returns”) of or with respect to any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any U.S. federal, state or local or Israeli or other taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal (tangible and intangible) property, environmental, capital stock, leasing, lease, user, license, registration, payroll, withholding, disability, employment, social security (or similar), workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto (all the above “Tax” or “Taxes”) which are required to be filed on or before the Closing by or with respect to the Company Subsidiaries have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all such information and any other information provided in each such Tax Return is true, correct and complete, (iii) all Taxes owed by any of the Company Subsidiaries (other than the Additional Sellers) which have become or will become due have been or will be timely paid in full, (iv) all Tax withholding and deposit requirements imposed on or with respect to any of the Company Subsidiaries (other than the Additional Sellers) have been or will be satisfied in full in all respects, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, and (vi) there are no Liens on any of the assets of the Company or any Company Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

    (b)        Open and Closed Returns Disclosed. Section 3.9(b) of the Company Disclosure Schedule lists all U.S. federal, state or local or Israeli or other income Tax Returns (excluding information returns) filed with respect to any of the Company Subsidiaries (other than the Additional Sellers) for the three taxable years ending prior to the date hereof, indicates those Tax Returns that have been audited, indicates those Tax Returns that are currently the subject of audit, and indicates those Tax Returns whose audits have been closed.

    (c)        Extensions Disclosed. Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to any of the Company Subsidiaries (other than the Additional Sellers) or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Company Subsidiaries (other than the Additional Sellers).

    (d)        Claims Disclosed. There is no outstanding written claim from any taxing authority against any of the Company Subsidiaries (other than the Additional Sellers) for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or to the Company’s Knowledge threatened by any taxing authority with respect to any Tax Return of or with respect to any of the Company Subsidiaries (other than the Additional Sellers) with respect to any period for which the statute of limitations on the assessment of Tax deficiencies has not expired other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Section 3.9(d) of the Company Disclosure Schedule. To the Company’s Knowledge, no claim has ever been made by a taxing authority in a jurisdiction where any of the Company Subsidiaries (other than the Additional Sellers) do not file Tax Returns that any of the Company Subsidiaries (other than the Additional Sellers) is or may be subject to taxation in that jurisdiction and, to the Knowledge of the Company, there is no such jurisdiction that could properly make such a claim.

    (e)        Scheduled Tax Liabilities Sufficient. The total amounts set up as Liabilities for current and deferred Taxes in the Financial Statements are sufficient to cover the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to any of the Company Subsidiaries (other than the Additional Sellers) up to and through the periods covered thereby.

    (f)        Tax Allocation Agreements. The Company has previously delivered to the Buyer true and complete copies of each written Tax allocation or sharing agreement and a true and complete description of each unwritten Tax allocation or sharing arrangement affecting any of the Company Subsidiaries (other than the Additional Sellers). No payments are due or will become due by any of the Company Subsidiaries (other than the Additional Sellers) pursuant to any such agreement or arrangement or any Tax indemnification agreement except as set forth in Section 3.9(f) of the Company Disclosure Schedule.

    (g)        Change of Accounting Method. None of the Company Subsidiaries will be required to defer any amount of income in respect of any taxable period prior to the Closing Date to any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any taxing authority with respect to any such taxable period.

    (h)        Partnerships; Foreign Corporations. Except as set forth in Section 3.9(h) of the Company Disclosure Schedule, none of the property of any of the Company Subsidiaries (other than the Additional Sellers) is held in an arrangement that is classified as a partnership for Tax purposes, and none of the Company Subsidiaries (other than the Additional Sellers) is, or owns any interest in any, controlled foreign corporation (as defined in section 957 of the Code), or other entity the income of which is required to be included in the income of any of the Acquired Companies.

(i) Section 341(f) Election. Neither the Company nor any of the Company Subsidiaries has made an election under section 341(f) of the Code.

    (j)        Business Attributes. Section 3.9(j) of the Company Disclosure Schedule sets forth with respect to each of the Acquired Companies the amount of any deferred gain or loss allocable to each of the Acquired Companies arising out of any intercompany transaction, as defined in Treasury Regulations section 1.1502-13.

    (k)        Activity Limitations. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement with any taxing authority that requires it to take any action or to refrain from taking any action, except for the undertaking in connection with the grant of an “Approved Enterprise” status and the undertaking in connection with the grant of options under Section 102 of the Ordinance.

    (l)        Franchise Taxes. Notwithstanding anything to the contrary herein, any franchise Tax paid or payable with respect to any of the Company Subsidiaries (other than the Additional Sellers) shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such franchise Tax.

    (m)        Affiliated Groups. Except as set forth in Section 3.9(m) of the Company Disclosure Schedule, no Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for Taxes of any person under Treasury Regulations section 1.1502-6 (or any similar provision of U.S. federal, state or local or Israeli or other law), as a transferee or successor, by contract or otherwise.

    (n)        United States Real Property Holding Corporation. Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code since the incorporation.

    (o)        Tax Incentives. Section 3.9(o) of the Company Disclosure Schedule, lists each Tax incentive currently in effect granted to each of the Acquired Companies under the laws of the State of Israel or under any other applicable Laws, the period for which such Tax incentive applies, and the nature of such tax incentive. Each of the Acquired Companies has complied with all requirements of Israeli law (or other applicable Laws) to be entitled to claim all such incentives. The consummation of the Transaction will not adversely affect the remaining duration of the incentive or require any recapture of any previously claimed incentive, and no consent or approval of any Governmental Authority is required, other than as contemplated by Schedule 5.3(c), prior to the consummation of the Transaction in order to transfer to and preserve the entitlement of the Buyers to any such incentive.

        3.10 Intellectual Property.

    (a)        Section 3.10(a) of the Company Disclosure Schedule lists all the Transferred Intellectual Property (including but not limited to registration numbers, application serial numbers, dates of use, any further actions and payments related thereto that are required following the date hereof, etc.) as well as any and all proceedings or actions before any court, tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Transferred Intellectual Property. To the extent any of the Transferred Intellectual Property are not registered or the subject of an application to register, they shall be identified as accurately and concisely as reasonable under the circumstances. For all Transferred Intellectual Property listed on Section 3.10(a) of the Company Disclosure Schedule, the Schedule identifies the Company or Company Subsidiary that is the owner, and to the Knowledge of the Company, also identifies such Transferred Intellectual Property related to ink manufactured in Israel and such Transferred Intellectual Property related to ink manufactured in South Africa.

    (b)        Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, to the Knowledge of the Company there are no facts or circumstances that would render any of the Transferred Intellectual Property invalid or unenforceable. Without limiting the foregoing, the Company has no Knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Transferred Intellectual Property invalid or unenforceable, or would adversely affect any pending application to register any the Transferred Intellectual Property and the Company has not Knowingly misrepresented or failed to disclose, any facts or circumstances in any application for any the Transferred Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or registration or that would otherwise affect the validity or enforceability of any the Transferred Intellectual Property.

    (c)        Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, (i) each of the Transferred Intellectual Property, including all the Company Registered Intellectual Property Rights, is free and clear of any third-party interests including any Liens, (ii) the Acquired Companies are the exclusive owners or exclusive licensees of all the Transferred Intellectual Property (including all improvements, derivative works and the like), (iii) the Acquired Companies have obtained (by agreement or operation of law) a valid and enforceable assignment sufficient to irrevocably transfer all Transferred Intellectual Property (including the right to seek past and future damages with respect thereto) from third parties for all Intellectual Property developed or owned by those third parties and which has been, currently is or planned to be used, required or needed in the conduct of the Acquired Companies’ Business as currently conducted, (iv) the Acquired Companies do not license any of the Transferred Intellectual Property to third parties, or permit third parties to use any of the Transferred Intellectual Property, on terms other than substantially standard payment and other terms which it offers to all third parties, and (v) none of the Acquired Companies owes any royalties or payments to any third party for using or licensing to others any of the Transferred Intellectual Property.

    (d)        Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, the Transferred Intellectual Property, constitutes all of the Intellectual Property used in or necessary to the conduct of the Business of the Acquired Companies as it has been and currently is conducted, or currently planned to be conducted, including, without limitation, the design, development, manufacture, use, import and sale of Products, Transferred Technology and services (including products, technology or services currently under development) of the Acquired Companies.

    (e)        The Company has made available to the Buyer or its counsel a copy of all Contracts to which any of the Acquired Companies is a party, a third-party beneficiary, or otherwise bound by such Contract with respect to any Transferred Intellectual Property. Except as set forth in Section 3.10(e) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) all such Contracts (a) are in full force and effect, (b) are not the subject of any dispute regarding the rights and obligations specified in such Contract, or performance under such Contract, and (c) are freely assignable by the Acquired Companies without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Acquired Companies would otherwise be required to pay, (ii) the consummation of the Transaction and the other transactions contemplated by this Agreement will neither violate nor result in the alteration, amendment, breach, modification, cancellation, termination or suspension of such Contracts, and (iii) neither the Company, any Company Subsidiary nor any other party is in breach of or has failed, to perform under, any such Contracts and, to the Company’s Knowledge, no other party to any such Contract is in breach thereof or has failed to perform thereunder.

    (f)        The operation of the Business of the Acquired Companies as currently conducted or as currently contemplated to be conducted by the Acquired Companies, including but not limited to the design, development, use, import, export, manufacture and sale of the Products, Transferred Technology or services (including products, technology or services currently under development) of the Acquired Companies does not, and to the extent conducted by the Buyers in the same manner following the Closing will not, infringe or misappropriate any Intellectual Property Right of any third party. Except as set forth in Section 3.10(f) of the Company Disclosure Schedule, the Acquired Companies have not received notice of, nor, to the Knowledge of the Company, do any facts or circumstances exist that could reasonably be expected to give rise to, any lawsuit, claim, demand, proceeding or investigation involving matters of the type contemplated by the immediately preceding sentence.

    (g)        All registrations for the Company Registered Intellectual Property Right are valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property Rights have been paid and all reasonably necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel and other jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property Rights. Except as set forth in Section 3.10(g) of the Company Disclosure Schedule, there are no actions that must be taken by the Company within 60 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the PTO, actions, documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any the Company Registered Intellectual Property Rights.

    (h)        To the Knowledge of the Company, other than as set forth in Section 3.10(h) of the Company Disclosure Schedule, the Transferred Intellectual Property does not include any open source, shareware, freeware code or other freely available software that is subject to restrictions on use. Section 3.10(h) of the Company Disclosure Schedule lists all software or other material that is or is required to be distributed as “freeware,” “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to any license which complies with the Open Source Initiative Corporation’s (OSI) open source definition or which is, or is equivalent to, a license approved by OSI) that the Acquired Companies use or license, and identifies that which is incorporated into, combined with, or distributed in conjunction with any Acquired Companies’ Products or services (“Incorporated Open Source Software”) copies of which have been provided to the Buyer. The Acquired Companies’ use and distribution of each component of Incorporated Open Source Software complies with all material provisions of the applicable license agreement, and in no case does such use or distribution give rise under such license agreement to any rights in any third parties under any Company Intellectual Property Rights or obligations for the Acquired Companies with respect to any Company Intellectual Property Rights, including without limitation any obligation to disclose or distribute any such Intellectual Property in source code form, to license any such Intellectual Property for the purpose of making derivative works, or to distribute any such Intellectual Property without charge.

(i) To the Knowledge of the Company, no person is infringing or misappropriating any of the Transferred Intellectual Property.

    (j)        The Acquired Companies have taken all commercially reasonable steps to protect the Acquired Companies’ rights in confidential information and trade secrets of the Acquired Companies or as required by any other person who has provided its confidential information or trade secrets to the Acquired Companies. All personnel who are currently or formerly have been employees, agents, consultants and contractors of the Acquired Companies who have contributed to or participated in the conception and development of all Intellectual Property for or on behalf of the Acquired Companies have executed nondisclosure agreements in substantially similar form to the form provided by the Company to the Buyer and either (i) have been a party to a “work-for-hire” arrangement or agreements with the Acquired Companies in accordance with applicable national and state law that has accorded the Acquired Companies full, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor or the Acquired Companies as assignee that have conveyed to the Acquired Companies, effective, and exclusive ownership of all tangible and intangible property thereby arising. To the Company’s Knowledge, none of the Company’s officers or employees has entered into any agreement relating to the prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, whether written or oral, with any Person which would materially inhibit the performance of their duties in connection with the Company’s business.

    (k)        Except as disclosed in Section 3.10(k) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has taken any of the following actions: (i) disclosing or providing access to the Company Source Code, other than pursuant to those source code escrow agreements listed in Section 3.10(l) of the Company Disclosure Schedule, or to employees and consultants of the Acquired Companies while bound by confidentiality obligations to the Acquired Companies; (ii) disclosing any of Acquired Companies’ trade secrets to a third party without an appropriate non-disclosure agreement; (iii) providing access to the Transferred Intellectual Property to a third party without restrictions on unauthorized copying, unauthorized sale or transfer, recompilation, disassembly or reverse-engineering and other industry-standard restrictions on use; or (iv) embedding, incorporating, distributing or modifying third-party software, including open source software, or other third-party material.

    (l)        Except as set forth in Section 3.10(l) of the Company Disclosure Schedule, to the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery by Company or any Company Subsidiary or any other party acting on Company’s or any Company Subsidiary’s behalf to any third party of any Company Source Code, except disclosure to escrow agents pursuant to escrow agent agreements listed in Section 3.10(l) of the Company Disclosure Schedule. Section 3.10(l) of the Company Disclosure Schedule sets forth each contract, agreement and instrument by and between Company, or any Company Subsidiary, and any escrow agents pursuant to which Company or any Company Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other party, any Company Source Code (“Company Escrow Agreements”). The execution of this Agreement and the consummation of the Transaction or any of the other transactions contemplated by this Agreement, in and of itself, will not result in the release from escrow of any Company Source Code. The Company and the Company Subsidiaries are not currently in breach of any Contract that would give rise to a third party having the right to release the Company Source Code from escrow. Neither the Company nor any Company Subsidiary is in breach of, nor have either failed to perform under, any Company Escrow Agreement. To the Company’s Knowledge, no other party to any such Company Escrow Agreement is in breach thereof or has failed to perform thereunder.

    (m)        Except as set forth in Section 3.10(m) of the Company Disclosure Schedule, to the Knowledge of the Company, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to the Buyers, by operation of law or otherwise, of any Contracts to which any of the Acquired Companies is a party, will result in (i) the Buyers granting to any third party any right to or with respect to any Transferred Intellectual Property owned by, or licensed to, either of them, or (ii) either the Buyers being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses.

    (n)        Section 3.10(n) of the Company Disclosure Schedule lists all items of Transferred Intellectual Property, in each case that is owned by the Company or a Company Subsidiary, as of the date hereof which were developed with funding provided by or are subject to restriction, constraint, control, supervision, or limitation imposed by any Governmental Authority or quasi-Governmental Authority. Except as set forth in Section 3.10(n) of the Company Disclosure Schedule, (i) other than restrictions generally imposed by any Governmental Authority or quasi-Governmental Authority on software companies subject to the applicable jurisdiction, all Transferred Intellectual Property in each case that is owned by the Company or a Company Subsidiary is freely transferable, conveyable, and assignable by Company and Buyers to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, or limitation that could be imposed by the OCS (or any other Governmental Authority or quasi-Governmental Authority) and (ii) other than restrictions generally imposed by any Governmental Authority or quasi-Governmental Authority on software companies subject to the applicable jurisdiction, no restriction, constraint, control, supervision, or limitation whatsoever is currently imposed by the OCS (or any other Governmental Authority or quasi-Governmental Authority) on the place, method and scope of exploitation of any Transferred Intellectual Property owned by the Company or a Company Subsidiary (including the operation of the Business as it is currently conducted, including, without limitation, the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Transferred Intellectual Property and any Products, Transferred Technology a services currently under development by Company or any Company Subsidiary).

        3.11 Litigation. Except to the extent set forth in Section 3.11 of the Company Disclosure Schedule, there is no suit, Action, or legal, administrative, arbitration, or other proceeding or governmental investigation pending, or to the Knowledge of the Company, threatened, against or affecting the Company or a Company Subsidiary or any of their respective officers or managers in their respective capacities as such at law or in equity, or before any Governmental Authority, and the Company has no Knowledge of any basis for the foregoing (except, with respect to Environmental Laws, to the extent set forth in Section 3.12 of the Company Disclosure Schedule). All suits, Actions, or legal, administrative, arbitration, or other proceedings or governmental investigations disclosed in Section 3.11 of the Company Disclosure Schedule have been reserved for appropriately (in accordance with GAAP) on the Financial Statements, and will be appropriately reserved for (in accordance with GAAP) in any Company financial statement filed subsequent to the date hereof. No Governmental Authority has provided the Company with written notice challenging or questioning the legal right of the Company to conduct the Business as conducted at that time or as presently conducted.

    3.12        Environmental Matters

    (a)        Except as set forth in the Financial Statements filed prior to the date hereof or in Section 3.12(a) of the Company Disclosure Schedule, (i) each of the Acquired Companies is in compliance with all applicable Laws and Licenses relating to or regulating (A) the pollution, contamination or protection of air, soil, surface water or groundwater; or (B) emissions, discharges, releases, disposal, migration or handling of any Hazardous Material; or (C) human health or safety relating to Hazardous Material; or (D) the registration of chemical substances (collectively, “Environmental Laws”), which compliance includes, but is not limited to, the possession by each of the Acquired Companies of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) neither the Company nor any Company Subsidiary has received written (or, to the Company’s Knowledge, oral) notice of, or, is the subject of, any action, cause of action, claim, or to the Company’s Knowledge – investigation, demand or notice by any Person or Governmental Authority alleging liability under or non-compliance with any Environmental Law (an “Environmental Claim”) including, without limitation, relating to any contractor, subcontractor or agent of the Acquired Companies or for the business, or relating in any way to any prior facilities, locations, or business of the Acquired Companies; and (iii) there are no conditions or circumstances that are reasonably likely to result in any Liability of the Company or a Company Subsidiary under any Environmental Law, prevent or interfere with any such compliance thereunder in the future including, without limitation, relating to any contractor, subcontractor or agent of the Acquired Companies or for the business, or relating in any way to any prior property, facilities, locations, or business owned, leased or otherwise occupied or used by the Acquired Companies. The Company has provided to the Buyer all environmental assessments, reports, data, results of investigations, or compliance or other environmental audits conducted by or for the Acquired Companies, or otherwise relating to the Acquired Companies’ business or properties (whether owned, leased or operated).

    (b)        Without in any way limiting the generality of the foregoing, (i) all on-site and off-site locations where any of the Acquired Companies previously or currently stored, disposed or arranged for the disposal of Hazardous Materials are specifically identified in Section 3.12(b) of the Company Disclosure Schedule, (ii) all underground storage tanks, and the capacity and contents of such tanks owned, operated, leased or controlled by the Acquired Companies, or located on property owned by the Acquired Companies, or to the Company’s Knowledge, otherwise located on property leased or operated, or controlled by the Acquired Companies are specifically identified in Section 3.12(b) of the Company Disclosure Schedule, (iii) there is no asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or controlled by the Acquired Companies, and (iv) no polychlorinated biphenyls (PCBs) or PCB-containing items are used or stored by the Acquired Companies at any property owned, leased, operated or controlled, or used or stored at any property owned by the Acquired Companies, or to the Company’s Knowledge, otherwise located on properties leased, operated or controlled by the Acquired Companies.

    (c)        There are no Environmental Claims that are pending or, to the Company’s Knowledge, threatened, against any of the Acquired Companies or against any person whose liability for any Environmental Claim any of the Acquired Companies have or are reasonably likely to have been retained or assumed by any of the Acquired Companies either contractually or by operation of law, and the Company has no Knowledge of any basis for the foregoing.

    (d)        Section 3.12(d) of the Company Disclosure Schedule sets forth for each product, substance, preparation, or mixture which is manufactured, processed, sold or distributed by the Acquired Companies, each and every chemical substance or component of such product, substance, preparation or mixture.Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, the Acquired Companies have not sold, processed, used or distributed any chemical products, or any substances, preparations, mixtures or products containing any chemical, in any country (including, without limitation, the U.S., European Union, Switzerland, New Zealand, Australia, Japan, Philippines, Republic of Korea, Canada and the People’s Republic of China) which has chemical registration requirements (including, without limitation, and by way of example, the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq. and related foreign laws) except in compliance with all such requirements. Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, for each jurisdiction in which products manufactured or distributed by any of the Acquired Companies are currently are sold or distributed, whether by the Acquired Companies or by third parties who acquired such products for commercial sale or distribution directly or indirectly from any of the Acquired Companies, all such products comply with: (i) any chemical registration requirements applicable to such product or to any chemical substance contained in such product, and (ii) any Environmental Laws which limit or restrict the presence of solvents or other Hazardous Materials in products sold or distributed.

    (e)        For purposes of this Agreement, a “Hazardous Material” means (i) any regulated, hazardous, toxic or dangerous waste, emission, substance or material (including gases, liquids and solids) defined as such in (or for the purposes of) any Environmental Law, including Environmental Laws relating to or imposing liability or standards or conduct concerning any regulated, hazardous, toxic or dangerous waste, emission, substance or material, (ii) petroleum, petroleum products, asbestos or asbestos containing materials, polychlorinated biphenyls, radon or lead or lead-based paints or materials and (iii) any other chemical, material or substance, exposure to or emission of which is prohibited, limited or regulated by any Governmental Authority pursuant to any Environmental Law and which poses or could reasonably be expected to pose a hazard to the health and safety of any person or property including workers at or users of any properties of any of the Acquired Companies, or cause damage to the environment or natural resources.

        3.13 Compliance with Other Laws; Permits.

    (a)        Except as set forth in the Financial Statements or in Section3.13 of the Company Disclosure Schedule or as required pursuant to any Environmental Law (as to which Section 3.12 applies), none of the Acquired Companies are in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, any applicable law or any applicable rule, regulation, or any writ or decree of any Governmental Authority, or delinquent with respect to any report required to be filed with any Governmental Authority.

    (b)        Except as set forth in Section 3.13 of the Company Disclosure Schedule or as required pursuant to any Environmental Law (as to which Section 3.12 applies) (i) each of the Acquired Companies holds all permits, licenses, variances, exemptions, orders and approvals and other authorizations from Governmental Authorities which are required for the operation of the Business (including the Acquired Assets) of the Acquired Companies taken as a whole (collectively, the “Company Permits”) (ii) each of the Acquired Companies has been and is in compliance in all respects with the terms of the Company Permits and any conditions placed thereon, (iii) the Company has no Knowledge of any reason it or any Company Subsidiary would not be able to renew any of the Company Permits required to operate or use any of the Acquired Companies’ assets for their current or anticipated purposes and uses, and (iv) there are no permits, licenses, variances, exemptions, orders or approvals or other authorizations from Governmental Authorities held by the Acquired Companies, or required for the Acquired Companies’ business, that are required to be transferred or reissued, or that are otherwise prohibited from being transferred or reissued, as a result of the transactions contemplated by this Agreement.

        3.14 Brokers. Except as set forth in Section 3.14 of the Company Disclosure Schedule, no broker, finder, investment banker, or any other third party is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of the Acquired Companies.

        3.15 Employment Matters.

    (a)        Section 3.15(a) of the Company Disclosure Schedule contains (i) a complete list of the Business Employees, stating for each Business Employee the identity of the Acquired Company employing such employee and (ii) a true and complete list of all remuneration payable and other compensation and benefits provided which the Acquired Companies or any Company ERISA Affiliate (as defined below) is bound to provide (whether at present or in the future) to each such employee, or any Person connected with any such employee, and includes, if any, particulars of all profit sharing, equity compensation, incentive and bonus arrangements to which the Acquired Companies are a party, whether legally binding or not.

    (b)        For purposes of this Agreement, “Company Benefit Plan” means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or broad-based arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA); each profit-sharing, stock bonus or other “pension” plan, insurance plans, education fund, provident fund or other similar fund or program (within the meaning of section 3(2) of ERISA, whether or not subject to ERISA); and each other employee benefit plan, fund, program, agreement or broad-based arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to or entered into by the Company or a Company Subsidiary or by any trade or business, whether or not incorporated (“Company ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of section 4001(b) of ERISA, or to which the Company, a Company Subsidiary or a Company ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Company Subsidiary.

    (c)        Section  3.15(c) of the Company Disclosure Schedule contains an accurate and complete list of each Employment Agreement and each Company Benefit Plan. The Company has delivered or made available to Buyer (i) correct and complete copies of all documents embodying each Company Benefit Plan and each Employment Agreement including all amendments thereto and all related trust documents, (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Benefit Plan, (iii) if the Company Benefit Plan is funded, the most recent annual and periodic accounting of Company Benefit Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Benefit Plan, (v) all material written agreements and contracts relating to each Company Benefit Plan, including but not limited to administrative service agreements, group insurance contracts and stock award agreements or notices, (vi) all communications material to any employee or employees relating to any Company Benefit Plan and any proposed Company Benefit Plans, in each case, relating to any material amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events under any Company Benefit Plan which would result in any liability to the Acquired Companies or any Company ERISA Affiliate, (vii) all material correspondence to or from any governmental agency relating to any Company Benefit Plan, (viii) all COBRA forms and related notices, (ix) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Benefit Plan, (x) all discrimination tests for each Company Benefit Plan for the three (3) most recent plan years, (xi) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan, (xii) visa and work permit information with respect to current Business Employees and (xiii) any change in control agreements. None of the Acquired Companies nor any Company ERISA Affiliate has any plan or commitment to establish any new Company Benefit Plan or Employment Agreement, to modify any Company Benefit Plan or Employment Agreement (except to the extent required by Law or to conform any such Company Benefit Plan or Employment Agreement to the requirements of any applicable Law, in each case as previously disclosed to Buyer in writing, or as required by this Agreement), or to adopt or enter into any Company Benefit Plan or Employment Agreement, except as permitted by Section 5.1(a) or 5.1(i).

    (d)        Each of the Acquired Companies and the Company ERISA Affiliates has performed in all material respects all obligations required to be performed by them under each Company Benefit Plan, and each Company Benefit Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code. All the Company Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS after January 1, 2000 to the effect that such Company Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and, to the Knowledge of Company, revocation has not been threatened, and no such Company Benefit Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to result in the loss of its qualification. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan. None of the Acquired Companies nor any Company ERISA Affiliate is subject to any penalty or tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. Each of the Acquired Companies and each Company ERISA Affiliate has timely made all contributions and other payments required by and due under the terms of each Company Benefit Plan. There are no actions, suits or claims pending, or, to the Knowledge of Company, threatened (other than routine claims for benefits) against any Company Benefit Plan or against the assets of any Company Benefit Plan. Except to the extent limited by applicable Law, each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liability to the Acquired Companies or any Company ERISA Affiliates (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or, to the Knowledge of Company, threatened by the IRS or other Governmental Authority with respect to any Company Benefit Plan. No Company Benefit Plan has assets that include securities issued by an Acquired Company or a Company ERISA Affiliate. Each Employment Agreement and Consulting Agreement has been operated and administered in all material respects in accordance with its terms and applicable Law.

    (e)        None of the Acquired Companies nor any Company ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA and is subject to Title IV of ERISA or Section 412 of the Code, (ii) such pension plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA, (iii) “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Benefit Plan provides health benefits that are not fully insured through an insurance contract.

    (f)        None of the Acquired Companies nor any Company ERISA Affiliate has, in any material respect, violated any of the health care continuation requirements of the COBRA, the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women’s Health and Cancer Rights Act of 1998, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of foreign and state laws applicable to Business Employees.

    (g)        The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (other than, in the case of clauses (i) and (ii) below, the termination of employment of a Continuing Employee by the Buyers following the Closing Date), (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer or director, except, in the case of clauses (i) and (ii) above, (x) as required by applicable Law, (y) as set forth in Section 3.15(g) of the Company Disclosure Schedule or (iii) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of applicable foreign and state Law). Other than the foregoing or as set forth in Section 3.15(g) of the Company Disclosure Schedule, there are no obligations of the Company or any Company Subsidiary to make severance payments in amounts which are materially greater than the amounts prescribed by applicable Law.

    (h)        Except as set forth in Section 3.15(h) of the Company Disclosure Schedule There are no pending or, to the Company’s Knowledge, threatened, claims by or on behalf of any Company Benefit Plan, Employment Agreement or Consulting Agreement, by any employee or beneficiary covered under any such Company Benefit Plan, Employment Agreement or Consulting Agreement, or otherwise involving any such Company Benefit Plan, Employment Agreement or Consulting Agreement (other than routine claims for benefits).

    (i)        Except with respect to Israeli Company Employees (which employees are addressed in Section 3.15(k) below): and except as set forth in Section 3.15(i) of the Company Disclosure Schedule: (i) the Company and the Company Subsidiaries are, and have been at all times, in compliance with all applicable federal, state and local Laws, rules and regulations (including without limitation the National Labor Relations Act) as well as any national, industry or company collective agreement, order or award, respecting employment, pension and social security, employment practices, terms and conditions of employment, wages and hours and occupational health and safety and are not engaged in any unfair labor practices; and (ii) within the past five years there have not been nor are there any pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former employee or group of current or former employees against the Company or any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary is now, nor during the last five years has been, the subject of any complaint, charge, investigation, audit, suit or other legal process with respect to any of its/their employees, independent contractors or consultants by a Governmental Authority. None of the employees of the Company or any Company Subsidiary (in their capacities as such) is, or within the last five years has been, the subject of a representation petition before the National Labor Relations Board or any other Governmental Authority.

    (j)        Within the past five years, except with respect to Israeli Company Employees (which employees are addressed in Section 3.15(k) below), (i) no work stoppage or labor strike against the Company or any Company Subsidiary has occurred, is pending or, to the Knowledge of the Company, threatened; (ii) neither the Company nor any Company Subsidiary has had to their Knowledge any activities or proceedings of any labor union to organize any employees of the Company or any Company Subsidiary; and (iii) neither the Company nor any Company Subsidiary has been or is a party to, or bound by, any collective bargaining agreement or union contract and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary.

    (k)        All employees of the Company are listed in Section 3.15(k) of the Company Disclosure Schedule (the “Israeli Company Employees”). For purposes of this Section 3.15, the term “Israeli Company Employee” shall be construed to include consultants and freelancers who devote a majority of their working time in Israel to the business of the Company or a Company Subsidiary (each of whom are identified in Section 3.15(k) of the Company Disclosure Schedule). With respect to the Israeli Company Employees except as set forth Section 3.15(k) of the Company Disclosure Schedule: (i) the Company is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of the Israeli Company Employees, and the Company has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of the Israeli Company Employees; (ii) the Company is in compliance with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses, overtime payments, withholding requirements and other matters relating to compensation and terms and conditions of employment with respect to the Israeli Company Employees; (iii) all of the Israeli Company Employees are subject to termination upon up to thirty (30) days prior written notice under the termination notice provisions included in employment agreements or applicable law; (iv) Company’s obligations to provide statutory severance pay to the Israeli Company Employees pursuant to the Severance Pay Law (5723-1963) are fully funded or accrued on the Company’s Financial Statements and (v) there are no pending administrative charges, arbitration proceedings, or lawsuits brought by or on behalf of any current or former Israeli Company Employee or group of current or former Israeli Company Employees against the Company or any of the Company Subsidiaries.

    (l)        Other than as set forth on Section 3.15(k) of the Company Disclosure Schedule, (i) neither the Company nor any Company Subsidiary engages any Israeli employees whose employment would require special licenses or permits and (ii) there are no unwritten Company policies or customs that, by extension, could entitle Israeli Company Employees to benefits in addition to what they are entitled by Law or under the terms of employment agreements (including, by way of example but without limitation, unwritten customs or practices concerning the payment of statutory severance pay when it is not legally required).

    (m)        All individuals who are or were performing consulting or other services for the Business are or were correctly classified by the Acquired Companies as either “independent contractors” or “employees,” as the case may be. Section 3.15(m) of the Company Disclosure Schedule contains an accurate and complete list of each Consulting Agreement, stating the identity of the Acquired Company which has engages such Consultant. The Company has delivered to Buyer correct and complete copies of all documents embodying each Consulting Agreement, including all amendments thereto.

        3.16 Product Warranties. (a) Each Product, including software, manufactured, sold, licensed, leased, or delivered by each of the Acquired Companies (or by a third party on their behalf) has been in conformity with all applicable contractual commitments and all express and implied warranties with respect to such Products, (b) no Product manufactured, sold, licensed, leased, or delivered by the Acquired Companies (or by a third party on their behalf) is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license, or lease or beyond that implied or imposed by applicable Law, except for warranties extended for no more than 2 years beyond such standard warranty term of up to 1 year. Copies of the standard terms and conditions of sale, license, or lease for the Products of the Acquired Companies have been delivered to Buyer.

        3.17 User Data. Each of the Acquired Companies is in compliance with all applicable laws, regulations, orders, contracts, its policies and any other commitments, obligations or representations concerning privacy and personal data protection relating to its employees, customers, suppliers, service providers, or any other third parties from or about whom such Acquired Company has obtained personal data (“Privacy Obligations”). No Privacy Obligations will impose any restrictions upon Buyers’ ability to use, possess, disclose or transfer such personal data in the manner that each of the Acquired Companies has used, possessed, disclosed or transferred such or similar personal data during its use prior to Closing. None of the Acquired Companies has any notice of any claims or alleged claims that any of them have violated Privacy Obligations and to the Company’s Knowledge, no governmental agency is investigating to determine whether any of the Acquired Companies has violated any Privacy Obligations.

        3.18 Relationships with Related Persons. Except as set forth and identified in Section 3.18 of the Company Disclosure Schedule, (i) there are no Contracts or other transactions between any of the Acquired Companies, on the one hand, and any director or executive officer of any of the Acquired Companies or any of their respective Affiliates, on the other hand; (ii) there are no Contracts or other transactions between any of the Acquired Companies, on the one hand, and Parent, the Excluded Subsidiaries or any of the Additional Sellers, on the other hand; (iii) no Affiliate of any of the Acquired Companies (other than the Company or any Company Subsidiary) is a distributor, supplier, vendor, customer, client, lessor, licensor, debtor, creditor, competitor or service provider to the any of the Acquired Companies, (iv) no director or executive officer of any of the Acquired Companies or any of their respective Affiliates has any interest in any of the assets or properties of any of the Acquired Companies, and (v) there are no other Contracts, transactions, arrangements or agreements of the type listed in Section 270 of the Israeli Companies Law to which any of the Acquired Companies is a party, other than, in any instance, with respect to compensation paid to officers or directors of any of the Acquired Companies.

        3.19 Grants, Incentives and SubsidiesSection 3.19 of the Company Disclosure Schedule provides a complete list of all grants, incentives and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to any of the Acquired Companies, including, without limitation, (i) “Approved Enterprise”from the Investment Center (an “Approved Enterprise”) within the definition of the Law for the Encouragement of Capital Investments (1959), as amended, and (ii) grants from the OCS. The Company has delivered to Buyer, prior to the date hereof, correct copies of all letters of approval (and other correspondence that evidences changes to the terms of such letters of approval) under which such Grants were granted to the Acquired Companies. Without limiting the generality of the foregoing, Section 3.19 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of each of the Acquired Companies with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company or any Company Subsidiary. Each of the Acquired Companies is in compliance with the terms and conditions of their respective Grants and, except as disclosed in Section 3.19 of the Company Disclosure Schedule hereto, have duly fulfilled all the undertakings relating thereto required to be fulfilled prior to the date hereof. To the Knowledge of the Company, the OCS has not notified the Company that it intends to revoke or materially modify any of the Grants or that it believes that the Acquired Companies are not in compliance with the terms of any Grant. The Company’s research and development activities outside of Israel as presently conduct have not and are not reasonably expected to cause the Company to lose its qualification as an Approved Enterprise or cause any of the Company’s income to fail to be eligible for the reduced Tax rates applicable to Approved Enterprises.

        3.20 Foreign Corrupt Practices Act. The activities of each of the Acquired Companies and their respective officers, directors and employees has complied, and the operations, including the Business, of each of the Acquired Companies has complied, with all applicable laws governing corrupt or illicit business practices, including, without limitation, laws dealing with improper or illegal payments, gifts or gratuities or the payment of money or anything of value directly or indirectly to any person (whether a government official or private individual) for the purpose of illegally or improperly inducing any person or government official, or political party or official thereof, or any candidate for any such position, in making any decision or improperly assisting any person in obtaining or retaining business or taking any other action favorable to such person, or dealing with business practices in relation to investments outside of the United States (including, by way of example, if applicable, the U.S. Foreign Corrupt Practices Act, as amended).

        3.21 Hedging Transactions Except as set forth in Section 3.21 of the Company Disclosure Schedule, no Acquired Company has entered into any hedging transaction or arrangement.

        3.22 Receivables; Bank Accounts.

    (a)        All receivables of each of the Acquired Companies represent valid third party obligations arising from third party sales actually made or services actually performed, and are recognized as receivables in accordance with GAAP. None of the Acquired Companies is required under GAAP to write-off as uncollectible any notes, accounts receivable or other assets, except write-offs in the ordinary course of business charged to applicable reserves (which reserves are adequate and appropriate in amount) or which are immaterial in amount, and, to the Company’s Knowledge, no facts or circumstances exist that could, individually or taken together, reasonably be expected to result in the Acquired Companies becoming required under GAAP to write-off as uncollectible any notes, accounts receivable or other assets, in excess of existing reserves, except write-offs which, individually or in the aggregate, would be immaterial in amount.

    (b)        Section 3.22(b) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) all bank accounts, investment accounts, lock boxes and safe deposit boxes maintained by or on behalf of each of the Acquired Companies, including the location and account numbers of all such bank accounts, investment accounts, lock boxes and safe deposit boxes, (ii) the names of all Persons authorized to take action with respect to such bank accounts, investment accounts, lock boxes and safe deposit boxes or who have access thereto, and (iii) the names of all Persons holding general or special powers of attorney from the Acquired Companies.

        3.23 Inventory. All Inventory of each of the Acquired Companies used in the conduct of the Business reflected on the Financial Statements or acquired since the date thereof was acquired and has been maintained in the ordinary course of business; is of good and merchantable quality; consists substantially of a quality, quantity and condition useable, leasable or saleable in the ordinary course of business. Section 3.23 of the Company Disclosure Schedule hereto sets forth allowances by the Company for a reserve for excess and obsolete Inventory.

        3.24 Insurance. Section 3.24 of the Company Disclosure Schedule contains a complete and accurate list and description of all of the Acquired Companies’ insurance policies currently in effect including the Acquired Companies’ liability insurance policies currently in effect with expiration dates, including whether such policies are “occurrence” or “claims made”, of all workers’ compensation arrangements and of all hazard and property insurance policies of the Acquired Companies currently in effect, all such insurances from financially sound and reputable insurers and which the Company reasonably believes are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Acquired Companies. Complete copies of each such insurance policy or arrangement and its attachments have been delivered to the Buyer prior to the execution of this Agreement. Such insurance policies or arrangements are valid, outstanding and enforceable and all premiums with respect thereto which have become due have been paid. Each of the Acquired Companies has given timely notice to the insurer under each insurance policy of all claims that may be insured thereby. Neither the Company nor any Company Subsidiary has received any notice that any insurance policy is not in full force and effect, and to the Knowledge of the Company there does not exist any event, circumstance or condition (including the Transaction) that would cause (or would be reasonably likely to cause) any such insurance policy not to be in full force and effect. Except as set forth in Section 3.24 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received during the past three years from any insurance carrier to which it has applied for any insurance or with which it has carried any insurance (i) any refusal of coverage or notice of limitation of coverage or any notice that a defense will be afforded with reservation of rights or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be reviewed or that the issuer of any insurance policy is not willing or able to perform its obligations thereunder. To the Knowledge of the Company no termination of, or premium increase, has been threatened with respect to, any of such policies.

        3.25 Full Disclosure. The representations and warranties made by the Company (as modified by the Company Disclosure Schedule) in this Agreement, and the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement and taken as a whole, do not contain, or will not contain at the Closing Date, any untrue statement of a material fact, or omit or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BUYER

        The Buyer represents and warrants to the Company that each of the statements contained in this ARTICLE 4 (including any Schedules hereto) is true and correct as of the date hereof and will be true and correct at and as of the Closing Date, as follows:

        4.1 Organization. Each of the Buyers is, or will be prior to the Closing, a corporation duly organized, validly existing and is in good standing under the laws of the jurisdiction of its incorporation. Each of the Buyers has, or will have prior to the Closing, all requisite corporate power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties where such properties are now owned, leased or operated.

        4.2 Authority. Each of the Buyers, or will have prior to the Closing, has all requisite corporate power and authority to execute and deliver each Transaction Document delivered or to be delivered by the Buyers, as applicable, and to perform all of its obligations hereunder and thereunder. The execution, delivery and performance by each of the Buyers of each Transaction Document delivered or to be delivered by the Buyers, as applicable, and the consummation by the Buyers of the Transaction have been or will be duly authorized by all necessary and proper action on the part of the Buyers, respectively. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes the legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general or by general principles of equity. Each other Transaction Document to be delivered by each of the Buyers will be duly executed and delivered by each of the Buyers and, when so executed and delivered, will constitute the legal, valid and binding obligation of the Buyers, enforceable against the Buyers in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.

        4.3 Noncontravention. Subject to the receipt of all required regulatory, administrative and Governmental Authorities and Consents, none of the execution, delivery or performance by the Buyers of any Transaction Document or the consummation by the Buyers of the Transaction does or will, with or without the giving of notice or the lapse of time or both, conflict with, or result in a breach or violation of, or a default under (i) the respective organizational documents of the Buyers, (ii) any applicable Law, or (iii) contravene, conflict with or result in a violation of, or result in a default under, or result in the acceleration or cancellation of any obligation under, or give rise to a right by any person to terminate, cancel, modify or amend in any respect its obligations under any Contract to which any of the Buyers is a party or by which any of them or their properties or assets are bound, (iv) or give any Governmental Authority or other Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which the Buyers, or any of the assets owned or used by the Buyers, is subject, (v) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant or benefit given by any Governmental Authority or under applicable Law (or any benefit provided or available thereunder) or other permit, license, consent, authorization, Grant, benefit, or right that is held by any of the Buyers, (v) result in the imposition, creation or crystallization of any Lien upon or with respect to any asset or property owned, leased or used by the Buyers, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, or any combination thereof, have any of the effects set forth in clauses (i) through (vi) of this Section, except, in each case, for such contraventions, conflicts, violations, breaches, accelerations, cancellations, revocations, withdrawals, suspensions, terminations, modifications, rights, remedies or Liens, which individually or in the aggregate would not delay, hinder or impair any of the Transactions.

        4.4 Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by or with respect to any of the Buyers in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (A) the approvals set forth in Section 3.2(b), (B) the requirements of any Governmental Authority under applicable competition, antitrust or foreign investment or trade regulatory Laws, including the applicable requirements of the HSR Act, and (C) the approval, if applicable, of the Israeli Commissioner of Restrictive Trade Practices to the extent required pursuant to the Restrictive Trade Practices Act.

        4.5 Available Funds. The Buyer has sufficient funds to enable it to consummate the Transactions.

        4.6 Litigation. There is no suit, Action, or legal, administrative, arbitration, or other proceeding or governmental investigation pending, or to the best knowledge of the Buyer, threatened, against or affecting any of the Buyers or any of their respective officers or managers in their respective capacities as such at law or in equity, or before any Governmental Authority, which seeks to, or could, delay, hinder or impair any of the Transactions.

        4.7 Brokers. Except for Citigroup Global Markets Inc., no broker, finder, investment banker, or any other third party is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents based upon arrangements made by or on behalf of the Buyer.

ARTICLE 5. COVENANTS

        5.1 Conduct of Business. Except as contemplated by this Agreement or consented to by Buyer in writing (which consent shall not be unreasonably withheld or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, the Company shall, and shall cause each Company Subsidiary to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws (including the making of payments to the Acquired Companies’ suppliers, vendors, etc., as such become due), and with respect to incurring any expense, cost or liability solely in accordance with and as permitted under the Budget and Operating Plan or otherwise in the ordinary course of business consistent with past practice, and to use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and management level employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, brokers, agents, creditors and others with which it has material business dealings. Without limiting the generality of the foregoing, except as contemplated by this Agreement, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, and with respect to incurring any expense, cost or liability, not permitted under or inconsistent with the Budget and Operating Plan or otherwise in the ordinary course of business consistent with past practice, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall not and shall not permit any Company Subsidiary to (unless required by Law, in each case after consultation with counsel and, to the extent reasonably feasible, prior written notification of at least five (5) days to Buyer) to do any of the following:

    (a)        accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans, other than as set forth in Schedule 5.1(a);

    (b)        transfer or license exclusively to any Person or entity or otherwise extend, amend or modify any rights to the Transferred Intellectual Property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future rights to any Transferred Intellectual Property, in each case other than entering into, amending or modifying licenses in the ordinary course of business consistent with past practices;

    (c)        purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of any Company Subsidiary (other than the Additional Sellers), other than such actions as are required in order to consummate the Transaction and give effect to the provisions of Schedule 1.1(a) and Schedule 1.1(c);

    (d)        issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of stock of any Company Subsidiary or any securities convertible into or exercisable or exchangeable for shares of stock of any Company Subsidiary (other than the Additional Sellers), or subscriptions, rights, warrants or options to acquire any such shares or any securities convertible into or exercisable or exchangeable for such shares, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities;

(e) cause, permit or propose any amendments to the Formation Documents;

    (f)        (i) acquire or agree to acquire any equity interest in or a portion of the assets or property of any Person or division thereof, (ii) otherwise acquire or agree to acquire all or substantially all of the assets of any of the foregoing, or enter into any joint ventures, strategic partnerships or alliances, or (iii) invest in any third party; all of the above, other than such actions with respect to the Company Subsidiaries and Excluded Subsidiaries as are required in order to consummate the Transaction and give effect to the provisions of Schedule 1.1(a) and Schedule 1.1(c);

(g) make any capital expenditure, except for capital expenditures which, on a quarterly basis, are not in excess of the average quarterly capital expenditures over the last three quarters of 2004;

    (h)        except in the ordinary course of business consistent with past practice, (i) sell, lease, mortgage, pledge, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any properties or assets, other than the sale, lease, licensing, encumbrance, conveyance, assignment, sublicensing or disposition of property or assets in any single transaction or series of related transactions having a fair market value not in excess of an aggregate amount of $50,000, (ii) materially modify, amend or terminate any existing material lease, license or Contract affecting the use, possession or operation of any such properties or assets, or (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any owned real property or leased real property or any material part thereof;

    (i)        (i) except pursuant to Company Benefit Plans in existence prior to the date hereof, adopt or amend any material Company Benefit Plan, or (ii) enter into any agreement providing for the employment or consultancy of any person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant, if the compensation to be paid and payable on an annualized basis to such person (x) will exceed $100,000 or (y) together with the compensation to be paid and payable on an annualized basis to all other such persons hired on or after the date hereof, will increase the Company’s annual payroll as compared to its annual payroll as of the date of this Agreement by more than $1,000,000, and other than offer letters and agreements that are entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will” with no longer than 30 day termination notice, and who are not officers of the Company, or amend any Employment Agreement; (iii) increase the salaries or wage rates or fringe benefits (including granting or increasing rights to severance or indemnification) (other than increases in the ordinary course of business consistent with past practice or as required by any existing employment agreement or collective bargaining agreements) of its directors, officers, employees or consultants except, in each case, as may be required by Law or any existing Company Benefit Plan; (iv) layoff any employee who is either a Key Employee or with the title of Vice President or higher of the Company or any Company Subsidiary (except for termination for “cause”) or effect any reduction (which is material with respect to the Company’s operations in a particular country) in workforce; or (v) enter into, or perform, any transaction (other than an immaterial transaction) with or for the benefit of any officer, director or other affiliate of the Company or any Company Subsidiary (other than in the ordinary course of business or pursuant to the agreements set forth in Section 3.18 of the Company Disclosure Schedule); provided however that notwithstanding the above, the Company may grant employees a special bonus in connection with the Transaction contemplated hereunder.

(j) modify, amend or terminate, in any material respect, any Contract or waive, delay the exercise of, release or assign any material rights or material claims thereunder;

(k) except as required by Law or by GAAP, revalue any of its assets or make any material change in accounting methods, principles or practices;

(l) enter into, renew or modify any Contracts that, had they been executed on or as of the date hereof, would have been required to be listed in Section 3.6 of the Company Disclosure Schedule;

    (m)        (i) except as required by Law or by any Governmental Authority, or as set forth in Section 5.1(m) of the Company Disclosure Schedule make any material Tax election or Tax accounting method change, or (ii) consent to any extension or waiver of any limitation period with respect to Taxes or (iii) other than in consultation in good faith with Buyer or as explicitly provided herein, engage in any discussions with any Tax authority relating to any Tax ruling, whether or not initiated prior to the execution of this Agreement;

(n) [reserved]

    (o)        pay, discharge, compromise, satisfy, cancel or forgive any debts or claims or rights (or series of rights, debts or claims) involving, individually or in the aggregate, consideration in excess of $50,000 except for regularly scheduled repayments under existing indebtedness;

(p) settle or compromise any pending or threatened suit, Action or claim which is material or which relates to the transactions contemplated hereby;

    (q)        apply for or accept any grants or other funding from the OCS or any other Governmental Authority, other than under currently outstanding applications disclosed on Section 3.19 of the Company Disclosure Schedule, or take any action or fail to take any action in material violation of, or that would adversely affect the terms and conditions of any grants or benefits received or receivable from any Governmental Authority, including without limitation the OCS and the Investment Center; or

(r) agree or commit to take any of the actions described in Sections 5.1(a) through 5.1(q) other than in accordance with the Budget and Operating Plan and in the amounts set forth therein.

        Subject to compliance with applicable Law, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing Date, the Company shall confer on a regular basis with one or more representatives of Buyers to report on operational matters that are material and other matters reasonably requested by Buyers. The Company shall promptly provide the Buyer with all filings made with any Governmental Authority in connection with this Agreement, the Transaction and the transactions contemplated hereby.

        5.2 Investigation of the Company’s Business by the Buyers. From the date hereof through the Closing Date, the Company will provide to the Buyers and their Representatives reasonable access during normal business hours to the properties, books, records, employees and Representatives of the Acquired Companies to make or cause to be made such investigation of the Acquired Companies and of the assets and liabilities and financial and legal condition of the Acquired Companies as the Buyers deems necessary or advisable, provided that any such investigation shall not interfere unnecessarily with normal operations of the Acquired Companies. The Company will furnish to the Buyers and their Representativessuch financial and operating data and other information with respect to the Acquired Companies and the assets and Liabilities of the Acquired Companies as the Buyers shall from time to time reasonably request. All information obtained by or on behalf of the Buyers pursuant to this Section shall be kept confidential in accordance with the provisions of the Non Disclosure Agreement, dated January 28, 2005, between the Company and the Buyer (the “NDA”).

        5.3 Commercially Reasonable Efforts.

    (a)        Subject to the terms and conditions of this Agreement and applicable Law, the Company and the Buyers will use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Transaction as soon as practicable, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party’s obligation to consummate such transactions specified in ARTICLE 6 to be fully satisfied including without limitation (i) make all filings required by Law to be made by them in connection with the Transaction Documents or the consummation of the Transaction, and (ii) use their commercially reasonable efforts to obtain all Consents and orders of all Persons required to be obtained in connection with the execution, delivery and performance of the Transaction Documents and the consummation of the Transaction;.

    (b)        From time to time, as and when requested by any party to this Agreement, the other parties will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such reasonable actions, as such other party may reasonably deem necessary or desirable to consummate the Transaction.

    (c)        Company will use its best efforts to fully identify to the Buyer and list in writing prior to the Closing which Company or Company Subsidiary is the owner of each item of Transferred Intellectual Property, and which item of Transferred Intellectual Property is related to ink manufactured in Israel and which item of Transferred Intellectual Property is related to ink manufactured in South Africa.

    (d)        Notwithstanding anything to the contrary contained in this Agreement, to the extent the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to the Buyers of any Acquired Asset is prohibited by any applicable Law or would require any Governmental Authority or third-party authorizations, approvals, consents, or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing Date, and the obtaining thereof is not a condition to the Closing, then following the Closing, and without limiting the provisions set forth in ARTICLE 5, the Company shall be deemed to hold the respective Acquired Asset and all rights and privileges with respect thereto as a trustee for the sole benefit of the Buyers and shall manage such Acquired Asset solely in accordance with instructions of the Buyers, and the parties shall use their respective commercially reasonable efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers, including without limitation such Consents set forth in Schedule 5.3(d). Pending such authorization, approval, consent, or waiver, (i) the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to the Buyers the benefits of use of such Acquired Asset, and (ii) the Buyers shall bear all costs and expenses and Losses relating to the maintenance of such Acquired Asset. Once such authorization, approval, consent or waiver for the sale, assignment, transfer, conveyance or delivery of an Acquired Asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained, the Company shall promptly assign, transfer convey or deliver, or cause to be assigned, transferred, conveyed and delivered, such Acquired Asset to the Buyers for no additional consideration. To the extent that any such Acquired Asset cannot be transferred or the full benefits of use of any such Acquired Asset cannot be provided to the Buyers following the Closing, the Buyers and the Company shall enter into such arrangements for no additional consideration from the Buyers (including subleasing or subcontracting if permitted) to provide to the Buyers the operational equivalent of obtaining such authorization, approval, consent or waiver. Without limitation of the foregoing, in the event that at the Closing the registration of any Transferred Intellectual Property in the name of the Buyers at the relevant Governmental Authority was not yet completed and perfected then without limitation of any other rights of the Buyers, to the extent necessary to grant to the Buyers full and unrestricted use of such Transferred Intellectual Property, the Company hereby grants to the Buyers, effective as of the Closing and subject to any Third Party Licenses, an irrevocable, perpetual, royalty free, fully paid, worldwide, unrestricted, exclusive license to make any use or exploitation with respect thereto, including without limitation the right to grant sublicenses. In the event that any Acquired Asset was not duly transferred or assigned to the Buyers or its Affiliates at the Closing, and notwithstanding, the Closing was completed, then the Company shall take any action after the Closing, as reasonably requested by Buyers, to allow Buyers to enforce any rights or privileges of the Company under or with respect to such Acquired Assets, including pursuit of legal proceedings, solely for the benefit of and at the expense of Buyers, and the Company shall fully cooperate with Buyers in order to allow Buyers to achieve the desired result in this regard.

    (e)        To the extent possible and without additional cost to the Company, Company will add Buyer as beneficiaries to all insurance policiesof the Company related to the Acquired Assets or the Transferred Intellectual Property which stay in force and effect following the Closing Date (the “Business Insurance Policies”), provided the insurance company waives any right it might have against the Company for subrogation. In case Buyer is not added as a beneficiary to a Business Insurance Policy, Buyer shall be entitled to benefit from the rights of the Company under such Business Insurance Policies, and the Company shall take all commercially reasonable actions, at the reasonable direction of Buyer, in order to receive any amounts that are owed under any Business Insurance Policies related to Acquired Assets or the Transferred Intellectual Property. For avoidance of doubt, no Business Insurance Policy shall be required to be maintained after its currently scheduled expiration. All expenses incurred by the Company with respect to the foregoing, including reasonable fees for the time spent by the Company’s employees, shall be borne and paid by Buyer, except that if proceedings for collection of funds under the Business Insurance Policy relate also to funds that are due to the Company with respect to any Excluded Assets or Excluded Liabilities, than such expenses shall be borne by the Company and Buyer pro rata based on the amount of insurance proceeds actually paid to each party.

    (f)        The Acquired Companies shall cooperate with Buyer in the review of regulatory matters affecting the Acquired Companies and, in particular, upon the reasonable request of Buyer, shall take such actions, implement such registrations, submit such permit applications and seek such approvals as may be required by Environmental Laws to ensure that the Acquired Companies and their products are in compliance with all Environmental Laws as of, and immediately after, the Closing in all countries in which those products are sold as of the Closing. The Company shall instruct the employee of the Company named in Schedule 5.3(f) to serve as the primary contact person during the period prior to the Closing for the Buyer on all matters related to compliance with Environmental Laws.

    (g)        Effective at the Closing, the Company and the Additional Sellers hereby constitute and appoint Buyers the true and lawful attorneys (separately and jointly) of the Company and the Additional Sellers, with full power of substitution, in the name of the Company, the Additional Sellers or Buyers, but on behalf of and for the benefit of Buyers and at Buyers’ cost and expense: (i) to demand and receive from time to time any and all the Acquired Assets and to make endorsements and give receipts and releases for and with respect to the same and any part thereof; (ii) to institute, prosecute and settle any and all actions or proceedings that Buyers may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Acquired Assets; (iii) to defend or settle any or all actions or proceedings with respect to any of the Acquired Assets (other than actions or proceedings which the Company acknowledges and agrees in a written instrument signed by the Company and delivered to Buyers constitute Excluded Liabilities); and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as Buyers shall deem necessary or desirable. The Company and the Additional Sellers hereby acknowledge that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by it in any manner or for any reason. The Company and the Additional Sellers shall deliver to Buyers at the Closing an acknowledged power of attorney to the foregoing effect executed by the Company. Without limiting the foregoing, in the event that the Company or the Additional Sellers receive, at any time after the Closing, any payments related to the Business (including without limitation from any customer or under any Contract), the Company or the Additional Seller, as the case may be, shall promptly transfer such payment to the Buyer (or any Buyer Affiliate designated by Buyer). In the event that Buyer or any of its Affiliates receive, at any time after the Closing, any payments related solely to an Excluded Asset and not to the Business, the Buyer or any such Buyer Affiliate, as the case may be, shall promptly transfer such payment to the Company.

    (h)        In the event that during the period of 24 months following the Closing, any of the Buyers discover any Contract, Software, Copyright, Trademark or other item of Intellectual Property or other asset owned by the Company or an Additional Seller as of the Closing and used in conducting the Business prior to Closing (an “Additional Asset”), which is not included in the Acquired Assets or the Transferred Intellectual Property, then Buyers may request the Company or such Additional Seller in writing to license or transfer such Additional Asset, as applicable under this Section, to Buyers in accordance with the provisions hereunder, as if such item had been identified as an Acquired Asset or Transferred Intellectual Property under this Agreement, for no additional consideration. As soon as practicable after receipt by the Company, or such Additional Seller, from the Buyers of such request as aforesaid, the Company, or such Additional Seller, shall provide written confirmation (unless the Company, or such Additional Seller, in good faith believes that such Additional Asset should not be so treated) and, such item shall be deemed to have been transferred or licensed as described in this Section. If the Company or any Additional Seller so discovers any such Additional Asset, it shall notify Buyers and, at Buyers’ written request, the Company or such Additional Seller shall be deemed to have licensed or transferred such Additional Asset to Buyers in accordance with the terms of this Section.

    (i)        Without limiting the foregoing, from and after the Closing Date, the Company and the Additional Sellers shall (at its own expense) use commercially reasonable efforts to do all things necessary, proper or advisable under applicable Laws, including signing and delivery any documents and instruments, as reasonably requested by the Buyers to put the Buyers in effective and registered possession, ownership and control of the Acquired Assets. No party nor any of its subsidiaries shall take any action that is intended to have the effect of, or is reasonably expected to have the effect of, delaying, impairing or impeding the receipt of any required approvals or the satisfaction of any condition in ARTICLE 6.

    (j)        Without limiting the foregoing, from and after the Closing, the Buyer shall provide the Company with commercially reasonable assistance, cooperation, access to personnel and information (at the expense of the requesting party) as reasonably requested by the Company in order to comply with any applicable Law or to defend against any claim that constitutes an Excluded Liability. Any information obtained under this Section 5.3(j) will be kept confidential as contemplated by Section 5.6 hereof, except as may be otherwise necessary in connection with any filing with any Governmental Authority pursuant to applicable Law.

(k) The Company shall use its best efforts, prior to the Closing, register any and all data bases required to be registered by it under applicable Law with the Israeli Registrar of Data Bases.

    (l)        Anything contained in this Agreement to the contrary notwithstanding, none of the parties to this Agreement or their Affiliates will be required to commence litigation or divest or hold separate any business or assets or limit or restrict its rights or ability to engage in any business (other than pursuant to Section 5.5) in connection with the consummation of the Transaction.

        5.4 Non-Solicitation of Employees. For a period of two years from and after the Closing Date, without the prior written consent of the Buyer, the Company and its Controlled Affiliates will not solicit, hire or retain as an employee, independent contractor or consultant, any person employed by an Acquired Company on the date hereof or on the Closing Date and will not, and will cause its Controlled Affiliates not to, during such period, induce or attempt to induce any such employee to terminate his or her employment with an Acquired Company or the Buyers by resignation, retirement or otherwise. The term “solicit, hire or retain” shall not be deemed to include generalized searches for employees through media advertisements that are not focused on individuals that are employed by the Buyers or any of their Affiliates or successors.

        5.5 Non-Compete.

    (a)        For a period of three years after the Closing Date, the Company and its Controlled Affiliates will not, directly or indirectly (on their own behalf or in the service or on behalf of others), without the written consent of the Buyer, enter into, engage in, manage, operate, control, invest or acquire any interest in, or otherwise engage or participate in, or own any beneficial interest in, any business engaged directly or indirectly in the Business, wherever located.

    (b)        The Buyers and the Company agree that, if any provision of this Section 5.5 should be adjudicated to be invalid or unenforceable, such provision shall be deemed deleted herefrom with respect, and only with respect, to the operation of such provision in the particular jurisdiction in which such adjudication was made; provided, however, that to the extent any such provision may be made valid and enforceable in such jurisdiction by limitations on the scope of the activities, geographical area or time period covered, the Buyers and the Company agree that such provision instead shall be deemed limited to the extent, and only to the extent, necessary to make such provision enforceable to the fullest extent permissible under the Laws and public policies applied in such jurisdiction.

    (c)        The covenants contained in this Section 5.5 shall be construed and enforced independently of any other provision of this Agreement or any other understanding or agreement between the Buyers and the Company, and the existence of any claim or cause of action of the Company against the Buyers, of whatever nature, shall not constitute a defense to the enforcement against the Company of the covenants contained in this Section 5.5.

        5.6 Confidential Information.

    (a)        From and after the Closing Date, to the maximum extent permitted by applicable Law, all technical, marketing and other information relating to or included in the Acquired Assets, the Business or the Business Information shall at all times be and remain the sole and exclusive property of the Buyers, and the Buyers may freely use, disclose, transfer, sell or assign such information. At all times after the Closing Date, the Company and its directors, officers, employees, agents and Representatives shall maintain in strictest confidence, and shall not disclose to third parties or use for their benefit or for the benefit of any third party, any and all non public information concerning the Buyers, the Acquired Assets, the Business and the Business Information, except as may be required by Law.

    (b)        In the event that the Company, or any of its Affiliates or Representatives are required by Law to disclose any such information, the Company will promptly notify the Buyers in writing, to the extent possible under the circumstances pursuant to Law, so that the Buyers may seek a protective order or other motion to prevent or limit the production or disclosure of such information. If such motion has been denied, has not been promptly prosecuted or is pending and unresolved at the time disclosure of such information is required by Law, then the Person required to disclose such information may disclose only such portion of such information which (i) based on advice of such Person’s outside legal counsel is required by Law to be disclosed (provided that the Person required to disclose such information will use all reasonable efforts to preserve the confidentiality of the remainder of such information) or (ii) the Buyer consents in writing to having disclosed. Such Person will not, and will not permit any of its Affiliates or its or their Representatives to, oppose any motion for confidentiality brought by the Buyer or any Acquired Company. Such Person will continue to be bound by its obligations pursuant to this Section 5.6 for any information that is not required to be disclosed, or that has been afforded protective treatment, pursuant to such motion.

(c) Without limitation of the foregoing, the NDA shall continue to be in full force and effect at any time after the date hereof.

        5.7 Notification of Certain Matters. Between the date of this Agreement and the earlier of the Closing or termination of this Agreement, Buyers, on the one hand, and the Company, on the other hand, shall give prompt notice to the other of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Closing, and (b) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in the immediately preceding sentence to the contrary, the delivery of any notice pursuant to this Section 5.7 shall not (i) limit or otherwise affect any remedies available to the party receiving such notice or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by any party pursuant to this Section 5.7shall be deemed to amend or supplement the Company Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

        5.8 Public Announcements. Except for the joint announcement of the execution and delivery of this Agreement, the timing and content of which have been mutually agreed by the parties hereto, no party hereto shall issue any press release or otherwise make any public announcement with respect to this Agreement, the Transaction or the other transactions contemplated hereby without first consulting with the Buyer and the Company and providing such party with reasonable opportunity to review and comment upon such press release or public announcement. Notwithstanding the foregoing, if such an announcement is required by applicable Law or any listing agreement with a national securities exchange or quotation system (including Nasdaq or the Tel Aviv Stock Exchange) the party required to make such announcement shall (to the extent feasible under the circumstances) (i) provide notice to and a copy of such as promptly as practicable in advance of such announcement and, use all reasonable efforts to consult with the other party and take the views of the other party with respect to such announcement into account prior to making such announcement.

        5.9 Exclusive Dealings. Between the date hereof and the earlier of the Closing and the termination of this Agreement, the Company shall not (and the Company shall use reasonable efforts to cause its Representatives not to), directly or indirectly, take any of the following actions with any party other than the Buyers and their designees: (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with respect to, any offer or proposal to acquire or license all or substantially all, or a significant portion, of Company’s business, technologies or properties or any of Company’s equity whether by merger, purchase of assets, equity purchase (including convertible securities), license, tender offer or otherwise (including any option or right with respect to any of the foregoing), or enter into any agreement providing for, or effect, any such transaction, (ii) disclose any information not customarily disclosed in the ordinary course of business to any person concerning Company’s business, technologies or properties or afford to any person or entity including, but not limited to, financing parties (other than Bank Hapoalim B.M. and Bank Discount, in connection with existing requirements), access to its properties, books or records, (iii) assist or cooperate with any person to (x) make any proposal to purchase all or any portion of Company’s equity or (y) license all or any material portion of Company’s assets, or (iv) enter into any agreement or arrangement with any person providing for the acquisition or licensing of all or any significant portion of Company (whether by way of merger, purchase of assets, equity purchase, license, tender offer or otherwise). In the event that prior to the Termination Date, the Company shall receive, or shall become aware that any of their respective Representatives has received, any offer or proposal, directly or indirectly, of the type referred to in clause (i) or (iii) above, or any request for disclosure or access pursuant to clause (ii) above, Company shall notify the Buyer of such offer or proposal, within twenty-four hours thereof, and will cooperate with the Buyer by furnishing any information the Buyer may reasonably request with respect thereto. The Company agrees to immediately terminate any current discussions with third parties with respect to any of the foregoing and each represents that it has the right to so terminate any such discussions. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Representative of the Company, shall be deemed to be a breach of this Agreement by the Company.

        5.10 Employee Matters.

    (a)        The Company shall provide such assistance to Buyers in the solicitation and hiring of the Business Employees, including but not limited to, the Israeli Company Employees and the Business Employees of the Additional Sellers (the “Foreign Company Employees”), as Buyers shall reasonably request.

    (b)        Prior to the Closing Date and subject to Buyers receiving proper evidence that each such employee has a legal right to work in his or her country of current employment, each Israeli Company Employee and Foreign Company Employee listed in Section 3.15(a) of the Company Disclosure Schedule shall be given an Offer Letter by Buyers. Each such Offer Letter will (a) be subject to and in compliance with Buyers’ standard human resources policies and procedures in the relevant country, (b) offer employment in a manner that preserves the tenure such Business Employee accrued during his or her term of employment by the Company (or Company Subsidiary) for purposes of determining any benefits to be received by such Business Employee to the extent that service or length of employment is an applicable factor for determining benefits under any benefit plan of the Buyers, (c) provide that the offer of employment will be conditional on the completion of the transactions contemplated by this Agreement and that such offer of employment will be effective as of the Closing Date, and (d) provide for terms that, taken as a whole, are not less favorable than the terms of the relevant Business Employee’s current terms of employment disclosed to Buyer in this Agreement or the schedules attached hereto.

    (c)        The Company shall pay such Continuing Israeli Employees and Continuing Foreign Employees all benefits, that such Continuing Israeli Employees and Continuing Foreign Employees may be eligible to receive under an Employment Agreement, a Company Benefit Plan or applicable Law, including, without limitation, all wages, bonuses, commissions, pay for other compensated absences and other remuneration (including mandatory or discretionary benefits) due to such Continuing Israeli Employees and Continuing Foreign Employees as of the close of business on the Closing Date, and shall further pay any related payroll deductions (such as employee benefit plan contributions and employment Taxes) with respect thereto, regardless of whether such amounts have been accrued on the books of the Company at the close of business on the Closing Date, but excluding such payments which are Assumed Liabilities and the funds for which will be transferred to Buyers at the Closing.

    (d)        Prior to the Closing Date, the Company shall (i) provide the Buyer with an account of all benefits accrued by the Continuing Employees as of the Closing Date and (ii) provide the Buyer with all books and records relating to contributions made by the Company on behalf of the Continuing Employees to any Company Benefit Plans.

    (e)        At the Closing, the Company shall assign and transfer to Buyers all its rights in all such Company Benefit Plans with respect to the relevant Continuing Israeli Employees and Foreign Company Employees, and such Company Benefit Plans shall be deemed Acquired Assets hereunder. Without derogating from the other provisions of this Section 5.10, at the Closing, the Company shall cash out and redeem any vacation days accumulated as of the Closing of any Continuing Employees in excess of vacation days that any such Continuing Employee is eligible for pursuant to his or her Employment Agreement in 1 year of employment, and the Continuing Employees will be permitted to carry over any remaining vacation balance outstanding as of the Closing under the Company’s (or Company Subsidiary’s) vacation programs (subject to any right that Buyer may have for redeeming and cashing out any additional accrued vacation).

    (f)        The Company shall be solely responsible for (A) claims of Continuing Employees and their eligible beneficiaries and dependents for workers compensation and unemployment compensation and claims under Company Benefit Plans that are incurred before the Closing Date and (B) claims relating to COBRA coverage, or similar statutory requirements in non-U.S. jurisdictions, attributable to “qualifying events” occurring on or before the Closing Date with respect to any Continuing Employees and their eligible beneficiaries and dependents. Buyers shall be solely responsible for (A) claims of Continuing Employees and their eligible beneficiaries and dependents for workers compensation and unemployment compensation and claims under the Acquired Company’s and Buyers’ welfare plans that are incurred on or after Closing Date and (B) claims relating to COBRA coverage, or similar statutory requirements in non-U.S. jurisdictions, attributable to “qualifying events” occurring on or after the Closing Date with respect to Continuing Employees and their beneficiaries and dependents.  The Buyers’ assumption of an Assumed Liability shall not be construed as indicating an obligation to maintain a particular benefit program or to pay a benefit in a particular form where such an obligation is not otherwise required by Law and except as specifically provided for herein, nothing in this Agreement shall be construed to require Buyers to continue any Company Benefit Plan or Employment Agreement or to prevent amendment, modification or termination of the current terms of employment of any Continuing Employee after the Closing.

    (g)        Except to the extent specifically required by Law, Buyers shall be under no obligation to continue to maintain any Company Benefit Plan or other employment-related policy, program or practice of any Company Subsidiary or, except with respect to Continuing Israeli Employees and to Continuing Foreign Employees, to recognize a Continuing Business Employee’s years of service with any Company Subsidiary for purposes of any employee benefit program maintained by any Buyer. For the avoidance of doubt, and except as provided in Sections 3.15(a) or 3.15(g) of the Company Disclosure Schedule, Buyers shall grant Continuing Employees of Scitex Vision America Inc. credit for prior service with Scitex Vision America Inc. only for purposes of determining the rate of vacation accrual under Buyers’ local U.S. vacation program.

    (h)        Effective as of no later than the day immediately preceding the Closing Date, Scitex Vision America Inc. shall terminate its group severance plans or policies and each of Acquired Companies and any Company ERISA Affiliate shall terminate any and all Company Benefit Plans intended to include a Code Section 401(k) arrangement (unless Buyer provides written notice to Company that such Company Benefit Plans shall not be terminated). Unless Buyer provides such written notice to Company, no later than three business days prior to the Closing Date, Company shall provide Buyer with evidence that such Company Benefit Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date).

    (i)        Without limitation to the foregoing, in the event that any Continuing Employee ceases to be employed by the Buyers after the Closing Date, the Buyers shall be solely responsible for any severance or other payments due to the employee as a result of such termination of employment.

        5.11 Transition Planning; Transition. During the period between the signing of this Agreement and the earlier of the Closing or termination of this Agreement, the Company and Buyers shall cooperate with one another in creating joint plans for the transition of the Business and the Acquired Assets from the Company to Buyers at and after the Closing. The Company shall not take any action that is intended to have the effect of discouraging any lessor, licensor, user, customer, supplier, or other business associate of the Business from maintaining the same business relationship with Buyers after the Closing as it maintained with the Acquired Companies prior to the Closing. Following the Closing, the Company shall use reasonable efforts to refer all user and customer inquiries relating to the Business to Buyers.

        5.12 Confidential Information known to Continuing Employees. The parties agree that confidential information of the Company related to the Business and known to the Continuing Employees is included in the Acquired Assets under this Agreement. Accordingly, to the extent a Continuing Employee hired by Buyers would, as a result of an employment or other agreement between the Company and that Continuing Employee, be restricted from disclosing confidential information to Buyers or from using information on Buyers’ behalf or otherwise in connection with the Continuing Employee’s employment by Buyers, the Company agrees to, and hereby does waive, in favor of Buyers, any right that it may have to enforce such restrictions and consents to Buyers’ use and disclosure of such information for its own benefit and on its own behalf, without restriction.

        5.13 Knowledge of Buyers. Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of Buyers shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities by, the Company made or undertaken pursuant to this Agreement, irrespective of the knowledge and information received (or which should have been received) therefrom by Buyers.

        5.14 Transfer Tax and Stamp Tax. Notwithstanding anything to the contrary herein, the Company shall be liable for, and hereby agrees to pay, any and all Taxes relating to any stamp tax due and payable by the Company or any Company Subsidiary, whether or not shown on any Tax Return, or any stamp tax claimed to be due and reasonably sought, by any Governmental Authority for any period (or portion of any period), or any actions taken or contracts executed, up to and including the Closing Date. Notwithstanding the above, each of the Company and the Buyer (or Buyer shall cause Buyer’s Affiliate to) shall share equally, in any Transfer Taxes, including without limitation, any stamp tax imposed by the State of Israel or any other foreign Governmental Authority, in connection with the execution of this Agreement or any Transaction Document.

        5.15 Purchase Price Allocation. The Buyer, the Company and Standard & Poor’s shall work together so as to allocate the purchase price among the Acquired Assets by and as of the Closing Date. In the event of a disagreement between the Buyer and the Company as to any portion of such allocation or valuation which cannot be amicably resolved, Standard &Poor’s shall have the final determination with respect thereto, and Buyer and Company agree to be bound by such determination. The Buyer shall provide the Company promptly following the receipt thereof with (i) copies of all documentation delivered by Standard & Poor’s to the Buyer used or produced in the preparation of such valuation and allocation, subject to obtaining the approval of Standard & Poor’s, and (ii) the final report of Standard & Poor’s. The parties shall use commercially reasonable efforts to have the report of Standard & Poor’s to be delivered no less than 14 days prior to the Closing.

        5.16 Change of Name. From and after the Closing, the Company shall immediately cease using the Trademarks, the trade-name and Domain Name included in the Transferred Intellectual Property, and shall, within 180 days as of the Closing, cease to do business under a corporate name or trade name that incorporates such Trademarks or trade names or any marks or names substantially similar or confusingly similar thereto provided that the Company shall, within 30 days as of the Closing, make all such filings required in order to effect all the above covenants in this Section. Buyers shall be entitled to take all steps necessary for the removal of the name of the Company from any Register of Record of Trademark registered users in any office or agency of any government or organization, and the Company will render any assistance required by the Buyers in connection with such removal.

ARTICLE 6. CONDITIONS TO CLOSING

        6.1 Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each party to this Agreement to effect the Transaction shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Buyer and the Company:

    (a)        No Order; Antitrust Approvals. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Transaction illegal or otherwise prohibiting consummation of the Transaction. All material approvals and waiting periods under applicable antitrust or merger regulation laws, if any, required to be obtained or to have expired, as the case may be, prior to the Transaction in connection with the transactions contemplated hereby shall have been obtained or expired, as the case may be.

    (b)        Governmental Authority Approvals. All Governmental Authority approvals required for the consummation of the Transaction shall have been obtained including, without limitation, the approvals of the OCS, the Investment Center and, if applicable, the Israeli Commissioner of Restrictive Trade Practices.

        6.2 Conditions to Obligations of the Buyers. The obligations of the Buyers to effect the Transaction are subject to the satisfaction or waiver by the Buyers at or prior to the Closing Date of each of the following conditions:

    (a)        Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.8, 3.9, 3.10, and 3.12 are true and correct in all material respects on and as of the Closing, unless such representation is not true on and as of the Closing due to an inaccuracy as to which the Company has notified the Buyer in writing that such matter will be treated as an Excluded Liability, and (ii) all other representations and warranties of the Company set forth in ARTICLE 3 shall be true and correct in all respects on and as of the Closing, except where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect, (all of the above, other than those representations and warranties which were qualified by terms such as “material”, “materially” or “Material Adverse Effect” which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing and except that any representation and warranty given as of a specific date need be true only as of such date).

    (b)        Performance of Obligations of the Company. Each and all of the covenants and agreements of the Company and the Additional Sellers to be performed or complied with pursuant to the Transaction Documents on or prior to the Closing Date shall have been fully performed and complied with in all material respects, and the Company shall have delivered to the Buyer a certificate signed by an officer of the Company confirming the foregoing as of the Closing Date.

    (c)        Litigation, Etc. No Action shall have been threatened in writing, instituted or pending (i) which is reasonably likely (A) to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the Transaction or to result in material damages in connection with the Transaction, (B) to prohibit ownership or operation by the Buyers or any Acquired Company of all or a portion of the Business or Acquired Assets or all or a portion of the Business or Acquired Assets of the Buyers or any of their Affiliates or to compel the Buyers or the Acquired Companies to dispose of or hold separately the Business or Acquired Assets to be sold, conveyed, transferred, assigned and delivered hereunder or the Business or Acquired Assets or all or a portion of the business or assets of the Buyers or any of their Affiliates as a result of the Transaction or (C) to impose limitations on the ability of the Buyers or any of their Affiliates effectively to exercise full rights of ownership of the Business and the Acquired Assets to be sold, conveyed, transferred, assigned and delivered hereunder or (ii) which otherwise has had a Material Adverse Effect.

    (d)        No Material Adverse Change. There shall not exist any condition, circumstance or state of facts, and there shall not have been any event, occurrence, change, development or circumstance, which has had or will have a Material Adverse Effect.

(e) Closing Deliverables. The Buyers shall have received all closing deliverables as set forth in Section 2.4 in form and substance acceptable to the Buyers.

    (f)        Intercompany Indebtedness. No Intercompany Indebtedness (other than Indebtedness owed to or by the Company or an Additional Seller, which is neither an Acquired Asset nor an Assumed Liability) shall exist as of the Closing. Any Indebtedness as of the Closing that is payable to the Company or any of the Additional Sellers by any of the Company Subsidiaries (other than the Additional Sellers) shall be included in the Acquired Assets.

    (g)        Trademark Rights. Parent shall have granted Buyer a perpetual license to certain trademarks, in accordance with the terms set forth in and the form of agreement attached hereto as Schedule 6.2(g), which agreement shall be in full force and effect on and as of the Closing.

    (h)        New Employment Arrangements. At least 75% of the employees of the Acquired Companies named in Schedule 6.2(h) (the “Key Employees”), and (i) seventy-five percent (75%) of all Administration (finance, IT, HR) Israeli Company Employees and Foreign Company Employees, (ii) seventy-five percent (75%) of all Operations Israeli Company Employees and Foreign Company Employees, (iii) seventy-five percent (75%) of all Marketing Israeli Company Employees and Foreign Company Employees, and (iv) seventy-five percent (75%) of all R&D Israeli Company Employees and Foreign Company Employees, shall have entered into employment arrangements with Buyers pursuant to their execution of an Offer Letter complying with Section 5.10(b)(d) which indicates that, conditioned upon the Closing, such employee agrees to be an employee of Buyers after the Closing, and shall be employees of the Company or the Additional Sellers immediately prior to the Closing.

    (i)        Release of Liens. The Company shall deliver a written confirmation and consent from each Person listed in the Company Disclosure Schedule as having any Lien over any of the Acquired Assets or any Person who as of the Closing Date shall have any such Lien, that such Lien has been removed and is no longer in effect as of the Closing.

    (j)        Termination of Certain Company Benefit Plans. Buyer shall have received from Company evidence that Scitex Vision America Inc. shall terminate its group severance plans or policies and any and all Company Benefit Plans intended to include a Code Section 401(k) arrangement have been terminated pursuant to resolution of Company or Company ERISA Affiliate’s Board of Directors (the form and substance of which shall have been subject to prior review and approval of Buyer), effective no later than the day immediately preceding the Closing Date.

        6.3 Conditions to Obligations of the Company. The obligations of the Company and the Additional Sellers to effect the Transaction are subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

    (a)        Representations and Warranties. The representations and warranties of the Buyers set forth in ARTICLE 4 shall be true and correct in all material respects on and as of the Closing Date (other than those representations and warranties which were qualified by terms such as “material”, or “materially” which representations and warranties as so qualified shall be true and correct in all respects on and as of the Closing and except that each representation and warrantee given as of a specific date need be true only as of such date).

    (b)        Performance of Obligations of the Buyers. Each and all of the covenants and agreements of the Buyers to be performed or complied with pursuant to the Transaction Documents on or prior to the Closing Date shall have been fully performed and complied with in all material respects.

(c) Closing Deliverables. The Company shall have received all closing deliverables as set forth in Section 2.5(a) in form and substance acceptable to the Company.

ARTICLE 7. TERMINATION

        7.1 Termination. This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing Date:

(a) by the mutual written agreement of the Buyer and the Company;

    (b)        by written notice by the Buyer to the Company or by the Company to the Buyer, if the Closing Date shall not have occurred on or before January 31, 2006 (the “Termination Date”), except that neither the Buyer, on the one hand, nor the Company, on the other hand, may so terminate this Agreement if the absence of such occurrence is due to the failure of the Buyers, on the one hand, or the Company, on the other hand, to be in compliance with its obligations under this Agreement.

    (c)        by written notice by the Buyer to the Company or by the Company to the Buyer, if there shall be any Law that makes consummation of the Transaction illegal or otherwise prohibited or if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction, and such order, decree, ruling or other action shall not be subject to appeal or shall have become final and unappealable;

    (d)        By Buyer, if they are not in material breach of their obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using its commercially reasonable efforts to cure such breach, or has not cured such breach within 15 days, after notice of such breach has been give by Buyer to the Company; provided, however, that, no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 6.1 or Section 6.2 would not be satisfied at or prior to the Closing;

    (e)        By the Company, if the Company is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyers and (i) Buyers are not using their commercially reasonable efforts to cure such breach, or has not cured such breach within 15 days, after notice of such breach has been give by the Company to Buyer; provided, however, that no cure period shall be required for any such breach which by its nature cannot be cured and (ii) as a result of such breach, one or more of the conditions set forth in Section 6.1 or Section 6.3 would not be satisfied at or prior to the Closing;

(f) By Buyer, if there shall have occurred any event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect; or

        7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement (other than with respect to Section 5.13, this Section 7.2, and ARTICLE 8, Section 9.4, Section 9.9 and any related definitional provisions which shall continue in effect) shall thereafter become void and have no effect, without any liability on the part of any party or its Representatives in respect thereof, except that nothing herein will relieve any party from Liability for any willful and material breach of any representation, warranty, covenant or agreement in this Agreement that occurred prior to the date of termination.

        7.3 Amendment. Subject to applicable Law, this Agreement may be amended at any time by execution of an instrument in writing signed by all parties hereto.

        7.4 Extension. At any time prior to the Closing Date, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE 8. SURVIVAL AND INDEMNIFICATION

        8.1 Survival of Representations and Warranties.  The representations and warranties of the Company contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate on the second anniversary of the Closing Date (the “Survival Date”); provided, however, that Buyers’ rights under Section 8.2(b)(2) hereof and any claim based on fraud shall survive until the expiration of the applicable statute of limitations. The representations and warranties of Buyers contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate at the Closing.

        8.2 Escrow Fund; Indemnification. (a) (a) By virtue of this Agreement and as security for the indemnity provided for in this Section 8.2, at the Closing, the Company will be deemed to have received and deposited with the Escrow Agent the Escrow Amount without any act of the Company, such deposit of the Escrow Amount to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein. The Escrow Fund shall be deposited into an interest bearing account and interest earned thereon will be held and distributed in accordance with this Section 8.2.

    (b)        Indemnification. The Company agrees to indemnify and hold Buyers and their respective officers, directors, employees and Affiliates (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) harmless against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) paid, incurred, accrued or sustained by the Indemnified Parties, or any of them, that are incident to, arise out of, in connection with, or relate to:

(1) any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement or in any certificate or other instruments delivered pursuant to this Agreement;

    (2)        any failure by the Company or an Additional Seller to perform or comply with any covenant or other agreement applicable to it contained in this Agreement or in any certificate or other instruments delivered pursuant to this Agreement;

    (3)        any Excluded Assets and any Excluded Liability (whether absolute, accrued, contingent or otherwise) existing prior to or after the Closing or arising out of facts or circumstances related to the Excluded Asset or Excluded Liability, existing prior to or after the Closing, whether or not such liabilities, obligations or claims were known at the time of the Closing and whether or not it is ultimately determined that such liabilities are owed by the Company;

(4) any Liability of the Company or the Company Subsidiaries scheduled in Schedule 1.2(b) hereof (whether or not referenced in the Company Disclosure Schedule); or

(5) any Liability of the Company or the Company Subsidiaries scheduled in Schedule 8.3(b) or in Schedule 8.4(a), subject to the provisions of Section 8.3 or Section 8.4, as applicable.

    (c)        Deemed Losses. For the purposes of this ARTICLE 8, any Losses incurred in connection with the matters listed on Schedule 8.2(c), shall be subject to indemnification by the Company in the manner set forth in this Article 8.

    (d)        Basket. No Indemnified Party may recover any Losses unless and until one or more Officer’s Certificates identifying a Loss or Losses in excess of $200,000 in the aggregate (the “Basket Amount”) has or have been delivered to the Escrow Agent, in which case such Indemnified Party shall be entitled to recover all Losses so identified to the extent then available in the Escrow Fund. Notwithstanding the foregoing, Buyers shall be entitled to recover for, and the limitation set forth in the preceding sentence regarding the Basket Amount shall not apply as a threshold to, any and all claims or payments made with respect to (i) all Losses incurred pursuant to Section 8.2(c) hereof, or (ii) fraud or knowing or willful breach or inaccuracy of a representation or warranty or breach of a covenant contained herein.

    (e)        Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., local time, on the first business day after the thirtieth (30th) day after the Survival Date (the “Escrow Period”); provided that the Escrow Period shall not terminate with respect to the aggregate amount of Losses (the “Withheld Funds”) (i) specified in any Officer’s Certificate delivered to the Escrow Agent prior to the termination of the Escrow Period and (ii) for which indemnification in full has not been received pursuant to this ARTICLE 8 in satisfaction thereof (such Losses being referred to as “Unsatisfied Losses”). It is agreed between the parties that a sum of US$1,000,000 of the Escrow Amount shall be dedicated solely for the payment of any Taxes of the Company Subsidiaries (other than the Additional Sellers) due for the period beginning January 1, 2005 and ending at the Closing which have not been paid as of the Closing and which shall be paid by the Buyers after the Closing (the “Tax Escrow”). Buyer shall use commercially reasonable efforts to mitigate any Tax Liability of a Company Subsidiary relating to periods prior to the Closing, and shall consult with the Company in good faith prior to entering into any arrangement or agreement with any Governmental Authority with respect to such matter. The Tax Escrow shall be in existence immediately following the Closing and shall terminate on the first anniversary of the Closing Date (“Tax Escrow Survival Date”). In the event that on the Tax Escrow Survival Date, any funds shall remain in escrow out of the Tax Escrow, then such remaining funds shall be released to the Company promptly following the Tax Escrow Survival Date. In the event that the Tax Escrow is not sufficient to allow for the payment of all such Taxes, then any such Taxes in excess of the Tax Escrow shall be paid as follows: (i) 80% shall be borne by the Company by way of release of funds from the Escrow Amount to the Buyer, and (ii) 20% shall be paid by the Buyer (or a Buyer Affiliate). If the Company, by written notice to Buyer and the Escrow Agent within thirty (30) days of the termination of the Escrow Period (it being understood that any contest relating to any Officer’s Certificate must be made within thirty (30) days of delivery of such Officer’s Certificate), contests Buyers’ determination of the existence or value of such Losses, the existence or value of such Losses shall be finally determined pursuant to the procedures set forth in Section 8.2(i) hereof.

    (f)        Distribution upon Termination of Escrow Period. Promptly after the expiration of the Escrow Period, the Escrow Agent shall deliver to the Company any funds remaining in the Escrow Fund, together with any interest earned thereon, except that the Escrow Agent shall retain the Withheld Funds in the Escrow Fund until the claim(s) to which they relate are resolved. Subsequently, Buyer shall notify the Company and the Escrow Agent promptly after the resolution of any impending claim specifying the amount of Losses in connection therewith for which no indemnification has been received pursuant to this ARTICLE 8 in satisfaction thereof. Upon receipt of such notice, the Escrow Agent will (i) distribute the respective Withheld Funds to the Buyer from the Escrow Fund equal to the amount of such Losses in accordance with the provisions of Section 8.2(g) hereof to the extent then available in the Escrow Fund; provided that the claim to which such Losses relate is not being contested pursuant to Section 8.2(h) hereof and (ii) promptly thereafter distribute to the Company the remaining respective Withheld Funds, together with any interest earned thereon, after giving effect to the distribution to Buyer in accordance with clause (i) immediately above.

    (g)        Claims Upon Escrow Fund. Upon receipt by the Escrow Agent at any time on or before the termination of the Escrow Period of an Officer’s Certificate, the Escrow Agent shall, subject to the provisions of Section 8.2(h) hereof, deliver to Buyer, as promptly as practicable, an amount from the Escrow Fund equal to such Losses (the “Payment Amount”).

    (h)        Objections to Claims against the Escrow Fund. At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Company, and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery to Buyer of any Escrow Amount pursuant to Section 8.2(g) hereof unless the Escrow Agent shall have received written authorization from the Company to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of the Payment Amount pursuant to Section 8.2(g); provided that no such payment or delivery may be made if the Company shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such 30-day period.

    (i)        Resolution of Conflicts. In case the Company shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses from the Escrow Fund within thirty (30) days after delivery of such Officer’s Certificate, the Company and Buyers shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Company and Buyer should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof. If, after a good faith attempt to agree the Company and the Buyer are unable to agree on a resolution of the matter, the parties shall submit the matter to non-binding mediation which shall be conducted in Tel Aviv, Israel by a single, neutral advisor reasonably acceptable to the Buyer and the Company (the “Advisor”). The costs and expenses of both the mediation and the Advisor will be shared equally by the Company and the Buyer. The Advisor shall be an individual with at least ten (10) years experience in the mediation of business disputes. The mediation shall commence within 30 days after the date the parties mutually determined in writing that they were unable to reach resolution. The Advisor shall establish a procedure for reaching resolution which shall at least set forth rules and process for: (i) the exchange of documents and short narrative statements summarizing each party’s position, (ii) any expedited discovery, (iii) the format for any hearings, meetings or discussions, and (iv) the period in which the process will be completed. At the conclusion of the mediation, the Advisor shall issue a final written report that will include his or her findings and conclusions, as well as recommendations for resolution. The parties agree to subsequently review the Advisor’s final written report and to meet at least once within 30 days after the date of the Advisor’s final written report to further attempt to reach good faith resolution based on this report. If within 30 days after the date of such first meeting the parties remain unable to reach resolution, then they shall be free to litigate the matter, in accordance with the provisions of Section 9.9.

    (j)        Third-Party Claims. (A) In the event Buyers become aware of a third-party claim relating to allegations of Intellectual Property infringement or challenging the rights of the Buyers to Intellectual Property Rights, for which indemnification may by sought under this ARTICLE 8, which Buyers reasonably believes may result in a Loss that is indemnifiable hereunder, Buyers shall notify the Company of such claim, and the Company shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such claim. Delay or failure in so notifying the Company shall relieve the Company of its obligations under this ARTICLE 8 only to the extent, if at all, that the Company is adversely and materially prejudiced by reason of such delay or failure. If there is any such third-party claim that, if adversely determined would give rise to a right of recovery for Losses hereunder, then any amounts incurred or accrued in defense of such third-party claim, regardless of the outcome of such claim, shall be deemed Losses hereunder. Buyers shall have the right in their sole discretion to conduct the defense of such claim; provided that the Buyer shall not enter into any settlement agreement with respect to any such third party claim without obtaining the prior consent of the Company, which consent shall not be unreasonably withheld. In the event that, notwithstanding the preceding sentence, the Buyer shall enter into a settlement agreement without attempting to obtain the consent of the Company, or shall enter into a settlement agreement from which the Company has reasonably withheld its consent, the Buyer shall not be entitled to indemnification hereunder with respect to Losses suffered by the Buyer in connection with such third party claim. The Buyer shall keep the Company reasonably and promptly informed of material progress and developments in those aspects of the matter that relate to the Buyer’s claim for indemnification hereunder and provide the Company with copies of all relevant documents and such other information in its possession as may be requested by the Company.

        (B) In the event Buyers become aware of a third-party claim other than a claim relating to allegations of Intellectual Property infringement or challenging the rights of the Buyers to Intellectual Property Rights, for which indemnification may by sought under this ARTICLE 8, which Buyer reasonably believes may result in a Loss that is indemnifiable hereunder, Buyers shall notify the Company of such claim. Delay or failure in so notifying the Company shall relieve the Company of its obligations under this ARTICLE 8 only to the extent, if at all, that the Company is adversely and materially prejudiced by reason of such delay or failure. The Company may elect, by providing the Buyer with written notice to such effect within fourteen (14) days of receiving notice from the Buyer, to assume the conduct of any defense of such third party claim with counsel chosen by the Company that is reasonable acceptable to the Buyer, on the following terms: (i) the Company shall acknowledge to the Buyer at such time in writing its full liability for such third party claim and agree to indemnify the Indemnified Parties against all Losses, without regard to any limitations set forth in this ARTICLE 8 and regardless of whether there are sufficient funds in the Escrow Fund to cover the amount of such Losses that may be incurred in connection with such third party claim, including, without limitation, costs which an Indemnified Party may incur in taking any such action as the Company may require; and (ii) the Company shall keep the Buyer reasonably and promptly informed of the progress of the third party claim and provide the Buyer with copies of all relevant documents and such other information in its possession as may be requested by the Buyer. If the Company elects not to defend against, negotiate, settle or otherwise deal with any such claim which relates to any Losses indemnified against hereunder, the Buyer shall defend against, negotiate, settle or otherwise deal with such claim; provided that the Buyer shall not enter into any settlement agreement with respect to any such third party claim without obtaining the prior consent of the Company, which consent shall not be unreasonably withheld. In the event that, notwithstanding the preceding sentence, the Buyer shall enter into a settlement agreement without attempting to obtain the consent of the Company, or shall enter into a settlement agreement from which the Company has reasonably withheld its consent, the Buyer shall not be entitled to indemnification hereunder with respect to Losses suffered by the Buyer in connection with such third party claim. The foregoing notwithstanding, the Buyer shall be entitled to maintain or resume control of any such third party claim in the event that it reasonably determines at any time that the Company does not have the financial capability (taking into account the amount available in the Escrow Fund) to defend such claim and to fulfill its indemnification obligation hereunder in respect of such claim; any such decision by the Buyer to maintain or assume the defense of such claim shall not derogate from the indemnification obligations of the Company hereunder. If the Company shall assume the defense of any such third party claim, the Buyer may participate, at his or its own expense, in the defense of such third party claim; provided, however, that the Buyer shall be entitled to participate in any such defense with separate counsel at the expense of the Company if (i) so requested by the Company to participate or (ii) in the reasonable opinion of counsel to the Buyer a conflict or potential conflict exists between the Buyer and the Company that would make such separate representation advisable; and provided, further, that the Company shall not be required to pay for more than one such counsel for the Buyer in connection with any third party claim.

        (C) In the event that the Company does not elect to assume the defense of a third party claim pursuant to the foregoing clause (B), or in the event that the Buyer exercises its right pursuant to the foregoing clause (B) to defend such third party claim notwithstanding any election to the contrary by the Company, then any amounts incurred or accrued in defense of such third-party claim, regardless of the outcome of such claim, shall be deemed Losses hereunder, if such third-party claim is such that if adversely determined it would give rise to a right of recovery for Losses hereunder. The Company shall be entitled, at its expense, to participate in, but not to determine or conduct, the defense of such claim. The Buyer shall keep the Company reasonably and promptly informed of material progress and developments in those aspects of the matter that relate to the Buyer’s claim for indemnification hereunder and provide the Company with copies of all relevant documents and such other information in its possession as may be requested by the Company.

        (D) The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any third party claim, including providing reasonable access to personnel and information in connection with the defense of such claim or to minimize any Losses. Notwithstanding anything in this Section 8.2(j) to the contrary, with respect to any attorneys’ fees incurred by an Indemnified Party in the defense of a third party claim, only 80% of such fees shall be considered Losses hereunder.

    (k)        Escrow as the Sole Remedy. Except as set forth in Section 8.2(j)(B) with respect to third party claims the defense of which is assumed by the Company, the Escrow Fund shall be the sole and exclusive source of satisfaction of any claim made by the Indemnified Parties for any Losses resulting from the matters set forth in this ARTICLE 8 and the liability of the Company under this Agreement in respect thereof to any Indemnified Party shall not exceed, in the aggregate, the Escrow Amount; provided, however, that nothing herein shall limit any remedy of an Indemnified Party for (i)  fraud or (ii) Buyers’ rights under Section 8.2(b)(2) hereof, and nothing herein shall limit the liability of the Company for any knowing or willful breach of any representation, warranty or covenant if the Transaction does not close.

    (l)        Materiality; No Right of Contribution. For the purpose of this ARTICLE 8 only, when determining whether there has been a breach or inaccuracy of any representation or warranty of the Company, any representation or warranty given or made by the Company that is qualified in scope as to materiality (including Material Adverse Effect) shall be deemed to be made or given without such qualification. There shall be no right of contribution from the Buyers with respect to any Loss claimed by an Indemnified Party.

(m) Treatment of Indemnification Payments. All indemnification payments under this Agreement shall be treated by the parties as an adjustment to the Purchase Price

    (n)        Net Losses. Notwithstanding anything to the contrary contained herein, the parties acknowledge that (i) any insurance proceeds that are actually obtained by the Indemnified Party with respect to Losses, (ii) any Tax benefit that is actually realized by the Indemnified Party arising from the facts and circumstances giving rise to such Losses and (iii) any recoveries that are actually obtained by the Indemnified Party from any third party shall be taken into account in calculation of the Losses incurred or suffered by the Indemnified Party to the extent the Indemnified Party’s Losses could be reduced as a result thereof.

    (o)        Subrogation. After any indemnification payment is made to the Buyers pursuant to this Section 8.2, the Company shall, only to the extent of such payment, be subrogated to all rights (if any) of the Buyers against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, the Buyers, upon receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Company, any instrument reasonably necessary to evidence such subrogation rights.

        8.3 Buyer Indemnification.

    (a)        The Buyer agrees to indemnify and hold the Company harmless against 50% of all Losses paid, incurred, accrued or sustained by the Company, that arise out of or relate to any of the Excluded Liabilities that are described in Section 1.2(b)(vii), 1.2(b)(ix) (other than with respect to such Liabilities set forth in Schedule 8.3(b)) or 1.2(b)(x), other than the liabilities that are set forth in Schedule 1.2(b); provided however, that Buyer’s indemnification obligations hereunder shall in no event exceed, in the aggregate, US$1,000,000.

    (b)        In addition to the above, the Buyer agrees to indemnify and hold the Company harmless against 33.33% of Losses of up to US$6,000,000 paid, incurred, accrued or sustained by the Company, that arise out of or relate to the matter set forth in Schedule 8.3(b); provided however, that Buyer’s indemnification obligations under this subsection (b) shall in no event exceed, in the aggregate, US$2,000,000, of which the first sum of up to US$1,000,000 shall be paid by the Buyer in addition to the Purchase Price hereunder, and the remaining US$1,000,000 shall be made from the Escrow Funds. In addition to the Buyer’s indemnification obligations, Losses of up to US$5,000,000 that arise out of or relate to the matter set forth in Schedule 8.3(b) and that are not indemnified by Buyer under this subsection 8.3(b), shall be made from the Escrow Fund, by way of release of such amount of Escrow Funds to the Company. For the sake of clarity, any Losses that arise out of or relate to the matter set forth in Schedule 8.3(b) (excluding the indemnification payments by Buyer to Company in accordance with this subsection) shall be deemed Excluded Liabilities hereunder.

    (c)        For the avoidance of doubt, (i) Buyer’s indemnification obligation under Section 8.3(a) and the indemnification obligation of up to US$1,000,000 from the Escrow Funds under Section 8.3(b) shall not be cumulative (i.e. the Buyer’s indemnification obligations from the Escrow Fund shall not exceed an aggregate total of US$1,000,000), (ii) Buyer’s aggregate indemnification obligations under this Section 8.3 shall in no event exceed, in the aggregate, US$2,000,000, and (iii) the aggregate amount that may be released from the Escrow Funds under Section 8.3(b) shall in no event exceed, in the aggregate, US$6,000,000 (or such smaller amount, if the Escrow Funds contain less than US$6,000,000 not due to be released to the Buyer or subject to a conflict as set forth in Section 8.2(i) at such time).

    (d)        Except as specifically set forth in Section 8.3(b), Buyer shall satisfy its indemnification obligations hereunder from the Escrow Funds, by way of release of such amount of Escrow Funds required for the indemnification hereunder to the Company. For the sake of clarity, any indemnification by Buyer from the Escrow Funds (and any other release of Escrow Funds to the Company under Section 8.3(b)) shall be on account of the Purchase Price and shall not require the Buyer to pay any additional sums, whether to the Escrow Fund or otherwise. Buyer shall use commercially reasonable efforts to mitigate any Liability set forth in this Section 8.3 above and specifically agrees that with respect to the Liability set forth in Schedule 8.3(b), not to agree to any settlement related to such Liability without the consent of the Company (not to be unreasonably withheld); provided that Buyer may settle any such claim if Buyer agrees to not use the Escrow Funds to pay the respective settlement and the settlement does not otherwise create any Liability on the Company. The Company hereby agrees and acknowledges that it will participate in 50% of any legal and consulting expenses of the Buyer incurred at any time after the Closing in connection with the settlement of the Liability set forth in Schedule 8.3(b) (or any other process for solving such Liability), which participation shall not exceed US$500,000 and which shall be a Deemed Loss under Section 8.2(c) and paid from the Escrow Fund.

(e) The Buyer’s obligations under this Section 8.3 shall terminate on the Survival Date.

        8.4 Indemnification in connection with the Additional Sellers.

    (a)        The parties agree that any Loss paid, incurred, accrued or sustained by the Buyers, that arise out of or relate to the matter set forth in Schedule 8.4(a) (which are deemed Assumed Liabilities hereunder) shall be allocated between the Buyer and the Company as follows: (i) 80% shall be borne by the Company by way of release of funds from the Escrow Amount to the Buyer, and (ii) 20% shall be paid by the Buyer (or a Buyer Affiliate), provided however, that the Company’s obligations under this Section 8.4 shall not exceed the then-outstanding Escrow Amount, and Buyer’s obligations under this Section 8.4 shall not exceed US$2,000,000 (unless the Losses thereunder exceed the then-outstanding Escrow Amount, in which case Buyer’s obligations hereunder shall equal the amount of such Losses in excess of the Escrow Amount).

(b) The obligations of the parties under this Section 8.4 shall terminate on the Survival Date.

ARTICLE 9. GENERAL PROVISIONS

        9.1 Assignment. No party to this Agreement will convey, assign or otherwise transfer any of its rights or obligations under any Transaction Document without the prior written consent of the Company (in the case of an assignment by the Buyers) or of the Buyers (in the case of an assignment by the Company), except that the Buyers may (without obtaining any consent) assign any of their respective rights, interests or obligations under any Transaction Documents, in whole or in part, to any Affiliate of the Buyers or to any successor to all or any portion of its business. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

        9.2 Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that the Indemnified Parties will be entitled to the rights to indemnification provided to the Indemnified Parties hereunder.

        9.3 Waiver; Remedies. No failure or delay on the part of the Buyers or the Company in exercising any right, power or privilege under any Transaction Document will operate as a waiver thereof, nor will any waiver on the part of the Buyers or the Company of any right, power or privilege under any Transaction Document operate as a waiver of any other right, power or privilege under any Transaction Document, nor will any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege under any Transaction Document.

        9.4 Fees and Expenses. Each of the Parties hereto shall bear the expenses incurred by it relating to the transactions contemplated by this Agreement, including without limitation fees and expenses of counsel, subject to such other arrangements as may be expressly set forth in the other documents executed or to be executed in connection with this Agreement. Notwithstanding the foregoing, fees and expenses relating to joint filings will be shared equally by the parties hereto.

        9.5 Notices. All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and will be delivered by hand or telecopied or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied, or three business days after being so mailed (one business day in the case of overnight courier service). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Section 9.5:

If to the Buyers:

Hewlett-Packard Company Inkjet Commercial Division Avda.Graells, 501 08174-Sant Cugat del Valles Barcelona, Spain

Attention: Enrique Lores, Vice President & General Manager Fax: 34 93 582 2510

with copies to (which shall not constitute notice):

Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 Attention: General Counsel Fax: (650) 857-2012

Hewlett-Packard Company 3000 Hanover Street Palo Alto, CA 94304 Attention: Senior Vice President, Strategy and Corporate Development Fax: (650) 852-8378

with a copy to (which shall not constitute notice):

Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Road Ramat-Gan 52506 Israel Attention: Clifford M. J. Felig Telecopy: 972-3-610-3111

If to the Company:	Scitex Vision Ltd. 5c Hatzoran Street, P.O. Box 8743 Netanya Industrial Park, Netanya, 42505 Israel Attention: Chief Financial Officer Fax: 972-9-982-4778

And Following the Closing: Scitex Vision Ltd. C/o: Scitex Corporation Ltd. 3, Azrieli Center, Triangular Tower 43rd Floor Tel Aviv 67023, Israel Attention: Chief Financial Officer Fax: 972-3-607-5884

With a copy to (which shall not constitute notice):

Herzog, Fox & Neeman Asia House 4 Weizmann Street Tel Aviv 64239, Israel Attention: Ehud Sol Chaim Friedland Fax: 972-3-696-6464

        9.6 Captions; Currency. The article and section captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles and sections are to articles and sections of this Agreement and all references herein to exhibits or schedules are to exhibits or schedules to this Agreement. Unless otherwise specified, all references contained in any Transaction Document, in any exhibit or schedule referred to therein or in any instrument or document delivered pursuant thereto to dollars or “$” shall mean United States Dollars.

        9.7 Entire Document. This Agreement and the other Transaction Documents collectively constitute the entire agreement between the parties with respect to the subject matter hereof and this Agreement and the other Transaction Documents supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, relating thereto.

        9.8 Severability. If any provision of any Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions thereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

        9.9 Governing Law; Jurisdiction This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws, applicable to agreements made and to be performed within such state. The competent courts of Tel Aviv-Jaffa shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever with respect to such disputes.

        9.10 Schedules and Exhibits; Disclosure All schedules and exhibits attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in any other Transaction Document or in the schedules or exhibits hereto or thereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

        9.11 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

        9.12 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of any Transaction Document, the party or parties who are or are to be thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its or their rights under such Transaction Document, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The parties agree that any such breach or threatened breach would cause irreparable injury, that the remedies at law for any such breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

        9.13 Construction; Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

        9.14 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

ARTICLE 10. DEFINITIONS

        10.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

        (a) “Acquired Assets” means all of the assets required for the Business, including without limitation, the following:

(1) the Transferred Intellectual Property (whether or not included in the Financial Statements);

(2) the Business Information;

(3) all rights, benefits and privileges under the Acquired Contracts;

(4) all franchises, permits, licenses, agreements, waivers and authorizations from or with any Governmental Authority relating to the Business, to the extent transferable;

(5) all Inventory (whether or not included in the Financial Statements);

(6) all assets included on the Financial Statements, including, without limitation, all prepaid expenses, other than prepaid expenses of directors and officers liability insurance;

(7) all Fixtures and Equipment (whether or not included in the Financial Statements);

    (8)        all accounts and other receivables of the Company and any of the Company Subsidiaries (whether or not included in the Financial Statements); all claims, causes of action, choices in action, rights of recovery and rights of set off pertaining to or arising out of the Acquired Assets or the Assumed Liabilities;

(9) all assets related to the Business acquired by any of the Acquired Companies subsequent to the date hereof;

(10) all shares and other equity interests of the Company in all the Acquired Companies (other than the Additional Sellers), including, but not limited to, as set forth on Schedule 1.1(a);

(11) All of the goodwill associated with the Businessand the Trademarks included in the Transferred Intellectual Property;

(12) All bank accounts of the Company Subsidiaries (other than the Additional Sellers); and

    (13)        any and all rights to or arising from any of the foregoing; provided, however, for the avoidance of doubt, such rights shall not include any rights that constitute or that are derived from an Excluded Asset.

        The term “Acquired Assets” does not include (i) the shares of Company or the Additional Sellers, (ii) Intercompany Indebtedness, and (iii) cash, Cash Equivalents and Restricted Deposits of the Company and the Company Subsidiaries, including those set forth on the Financial Statements. Cash shall be determined net of amounts necessary to cover outstanding checks (which are not otherwise stale) that have been mailed or otherwise delivered by the Company or a Company Subsidiary but have not cleared (such amount, the “Float”). The amount of the Float shall not be taken into account for purposes of calculating Net Working Capital.

        (b) “Acquired Contracts” means (i) all agreements currently in effect for the licensing of any of the Products by the Acquired Companies to customers, and all other agreements, contracts and arrangements relating to the Business to which any of the Acquired Companies is a party, and are listed in Schedule 10.1(b) hereto or such other agreements and contracts relating to the Business entered into after the date hereof and prior to the Closing with the written consent of the Buyer (except such consent shall not be required for Contracts related to matters permitted under ARTICLE V), and (ii) all other agreements and contracts in effect as of the Closing to which any of the Acquired Companies is a party and are related directly or indirectly to the Acquired Assets or the Business (the “Other Contracts”), provided that any Other Contract of which the Buyers are made aware after the Closing Date shall become an Acquired Contract subject to the specific consent of the Buyer. Notwithstanding anything in the foregoing sentence to the contrary, the Company’s directors and officers’ insurance policy shall not constitute an Acquired Contract.

        (c) “Acquired Companies” means the Company and all the Company Subsidiaries other than the Excluded Subsidiaries.

        (d) “Action” means any legal, administrative, governmental or regulatory proceeding or other action, suit, proceeding, claim, arbitration, mediation, alternative dispute resolution procedure, inquiry or investigation by or before any arbitrator, mediator, court or other Governmental Authority.

        (e)         ;“Additional Asset” shall have the meaning as set forth in Section 5.3(h).

        (f) “Additional Sellers” has the meaning set forth in the preamble to this Agreement.

        (g) “Affiliate” means (i) in the case of an individual, each other member of such individual’s Family and any Person or entity that is directly or indirectly Controlling, Controlled by or under common Control with such individual or any one or more members of such individual’s Family; and (ii) in the case of any other Person, any Person or entity that is directly or indirectly Controlling, Controlled by or under common Control with such Person.

        (h) “Agreement” means this Asset Purchase Agreement, including all Exhibits and Schedules hereto, as the same may be amended, modified or supplemented from time to time in accordance with its terms.

        (i) “Approved Enterprise” shall have the meaning as set forth in Section 3.9.

        (j) “Assignment and Assumption Agreement” means one or more Assignment and Assumption Agreements to be executed by the Buyers and the Company (or any of the Company Subsidiaries) at the Closing in the form of Exhibit A.

        (k) “Assumed Liabilities” means (i) all Liabilities of the Company that are related to the Business other than Excluded Liabilities, and (ii) all Liabilities set forth in Schedule 1.2(b) (subject to the provisions of Article 8).

        (l) “Basket Amount” shall have the meaning as set forth in Section 8.2.

        (m) “Budget and Operating Plan” means the budget and operating plan attached hereto as Exhibit B for the operation of the Company and the Company Subsidiaries from the date hereof until the Closing Date as may be amended from time to time by the Company with the express prior written consent of the Buyer, which Budget and Operating Plan also includes a statement of a separate operational cash flow.

        (n) “Business” shall mean all of the business of the Company, including all of the Company’s business conducted through the Company Subsidiaries, as of or prior to the Closing.

        (o) “Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in the State of New York or the State of Israel are not open for the transaction of normal banking business.

        (p) “Business Employees” means the employees, including officers, employed by any of the Acquired Companies on the date hereof and listed in Section 3.15(a) of the Disclosure Schedule and any additional employees to be employed by the Acquired Companies.

        (q) “Business Information” means all books, records, files and documentation of the Acquired Companies in any media prepared, used or held for use by any Person, related directly or indirectly, in whole or in part, to the Business, the Acquired Assets or the Assumed Liabilities, including but not limited to, all business records, audit records, tangible data, computer software, electronic media and management information systems, disks, files, customer lists, supplier lists, blueprints, specifications, designs, drawings, operation or maintenance manuals, bids, personnel records, policy and instruction manuals and directories, all Products documentation, invoices, credit records, sales, market and promotional literature of any kind, tax, financial and accounting records and all other books and records relating to the Acquired Assets, the Assumed Liabilities and the Business. Notwithstanding the foregoing, Business Information shall not include corporate records of the Company and the Additional Sellers and such information that relates primarily to Excluded Assets or Excluded Liabilities.

        (r) “Business Insurance Policies” shall have the meaning as set forth in Section 5.3(e).

        (s) “Buyer” or “Buyers” has the meaning set forth in the preamble to this Agreement.

        (t) “Capital Expenditure” shall have the meaning as set forth in Section 2.2.

        (u) “Cash Equivalents” means:

    (1)        any evidence of third-party Indebtedness to the Company with a maturity of one year or less issued or directly and fully guaranteed or insured by an Approved Jurisdiction or any agency or instrumentality thereof, provided that the full faith and credit of an Approved Jurisdiction (or similar concept under the laws of the relevant Approved Jurisdiction) is pledged in support thereof;

    (2)        checks, deposits, certificates of deposit or acceptances with a maturity of one year or less of any institution having combined capital and surplus and undivided profits (or any similar capital concept) of not less than $100 million (or the equivalent in another currency);

    (3)        commercial paper with a maturity of one year or less issued by a corporation (other than an Affiliate of the Company) organized under the laws of an Approved Jurisdiction and rated at least “A-1” by Standard & Poor’s Ratings Service or “P-1” by Moody’s Investors Service; and

    (4)        repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of an Approved Jurisdiction maturing within one year from the date of acquisition.

        For the avoidance of doubt, an investment in an investment fund which invests substantially all of its assets in investments described above in this definition or which is itself rated at least “AAA” or “A-1” by Standard & Poor’s Ratings Service or “Aaa” or “P-1” by Moody’s Investors Service constitutes a Cash Equivalent. For the purposes of this definition of “Cash Equivalents”, “Approved Jurisdiction” means the United States of America, the State of Israel, the United Kingdom, Switzerland and any member nation of the European Union as presently constituted.

        (v)     “Closing” shall have the meaning as set forth in Section 2.3.

        (w)     “Closing Date” shall have the meaning as set forth in Section 2.3.

        (x)     “Closing Date Statements” shall have the meaning as set forth in Section 2.2.

        (y)     “Closing Date Purchase Price” shall have the meaning as set forth in Section 2.1(a).

        (z)     “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

        (aa)     “Code” means the U.S. Internal Revenue Code of 1986, as amended.

        (bb)     “Company” has the meaning set forth in the preamble to this Agreement.

        (cc)     “Company Benefit Plan” shall have the meaning as set forth in Section 3.15.

        (dd)     “Company Disclosure Schedule” shall have the meaning as set forth in ARTICLE 3.

        (ee)     “Company ERISA Affiliate” shall have the meaning as set forth in Section 3.15.

        (ff)     “Company Escrow Agreements” shall have the meaning as set forth in Section 3.10.

        (gg)     “Company Intellectual Property Rights” means any Intellectual Property Rights that are owned by or licensed to the Company or a Company Subsidiary.

        (hh)     “Company Leases” shall have the meaning as set forth in Section 3.8.

        (ii)     “Company Permits” shall have the meaning as set forth in Section 3.13.

        (jj)     “Company Registered Intellectual Property Rights” means Registered Intellectual Property Rights owned by the Company or a Company Subsidiary.

        (kk)     “Company Source Code” means, collectively, any software or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company Intellectual Property Rights or any product or technology currently under development by Company or any Company Subsidiary.

        (ll)     “Company Subsidiary” or “Company Subsidiaries” shall have the meaning as set forth in Section 3.1.

        (mm)     “Consents” means consents, approvals, requirements, exemptions, orders, waivers, allowances, novations, authorizations, declarations, filings, registrations and notifications.

        (nn)     “Consultants” means the consultants, contractors and service providers, whether individuals or entities, engaged by the Acquired Companies on the date hereof and listed in Section 3.15(m) of the Disclosure Schedule.

        (oo)     “Consulting Agreement” means, with respect to the Acquired Companies, each consulting agreement as to which there are unsatisfied obligations (contingent or otherwise) between the Acquired Companies and any Consultants, as to which unsatisfied obligations (contingent or otherwise) of the Acquired Companies are outstanding.

        (pp)     “Continuing Business Employees” shall mean any Business Employee (other than Israeli Company Employees and Foreign Company Employees) who remains an employee of a Company Subsidiary at the Closing in accordance with his then existing Employment Agreement.

        (qq)     “Continuing Employees” shall mean the Continuing Business Employees, the Continuing Israeli Employees and the Continuing Foreign Employees.

        (rr)     “Continuing Foreign Employees” shall mean any Foreign Company Employee who becomes an employee of Buyer (or an Affiliate thereof) as a result of accepting an offer of employment from Buyer (or an Affiliate thereof) pursuant to the terms of an Offer Letter.

        (ss)     “Continuing Israeli Employees” shall mean any Israeli Company Employee who becomes an employee of Buyer (or an Affiliate thereof) as a result of accepting an offer of employment from Buyer (or an Affiliate thereof) pursuant to the terms of an Offer Letter.

        (tt)     “Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership interests, by contract, office or otherwise.

        (uu)     “Contracts” means, with respect to any Person, all agreements, undertakings, contracts, obligations, arrangements, promises, understandings and commitments (whether written or oral and whether express or implied) (i) to which such Person is a party, (ii) under which such Person has any rights, (iii) under which such Person has any Liability or (iv) by which such Person, or any of the assets or properties owned or used by such Person, is bound, including all license agreements, manufacturing agreements, supply agreements, purchase orders, sales orders, distributor agreements, sales representation agreements, warranty agreements, indemnity agreements, service agreements, employment and consulting agreements, guarantees, credit agreements, notes, mortgages, security agreements, financing leases, leases (including Leases), comfort letters, derivative agreements, confidentiality agreements, joint venture agreements, partnership agreements, binding open bids, powers of attorney, binding memoranda of understanding and binding letters of intent, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

        (vv)     “Copyrights” means any copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor, and all other rights corresponding thereto anywhere in the world.

        (ww)     “Damages” means any and all losses, Liabilities, claims, damages, deficiencies, diminutions in value, fines, payments, Taxes, Liens, costs and expenses, whether asserted or reasonably expected to be asserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whenever or however arising and whether or not resulting from third party claims. In addition and without limiting the foregoing, Damages also include the reasonable costs and expenses of any and all Actions or other legal matters; all amounts paid in connection with any demands, assessments, judgments, settlements and compromises relating thereto; interest and penalties with respect thereto; and costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and expenses, incurred in investigating, preparing for or defending against any such Actions or other legal matters or in asserting, preserving or enforcing an Indemnitee’s rights hereunder.

        (xx)     “Domain Names” means the domain names used by, or obtained for use by the Company in the course of carrying on its business.

        (yy)     “Draft Closing Date Statements” shall have the meaning as set forth in Section 2.2.

        (zz)     “Draft Closing Capital Expenditure” shall have the meaning as set forth in Section 2.2.

        (aaa)     “Draft Closing Net Working Capital” shall have the meaning as set forth in Section 2.2.

        (bbb)     “Employment Agreement” means, with respect to the Acquired Companies, each employment agreement as to which there are unsatisfied obligations (contingent or otherwise) of the Acquired Companies or any Company ERISA Affiliate and each signing bonus, relocation, repatriation, expatriation, or similar agreement between the Acquired Companies or any Company ERISA Affiliate and any Business Employee, as to which unsatisfied obligations (contingent or otherwise) of the Acquired Companies or any Company ERISA Affiliate are outstanding.

        (ccc)     “Environmental Claim” shall have the meaning as set forth in Section 3.12.

        (ddd)     “Environmental Laws” shall have the meaning as set forth in Section 3.12.

        (eee)     “ERISA” shall have the meaning as set forth in Section 3.15.

        (fff)     “Escrow Agent” means the Person selected by the Buyer and the Company to act as escrow agent under the Escrow Agreement.

        (ggg)     “Escrow Agreement” means an escrow agreement by and among the Buyer, the Company and the Escrow Agent the form of Exhibit C to be attached hereto prior to the Closing.

        (hhh)     “Escrow Amount” shall have the meaning as set forth in Section 2.1(b).

        (iii)     “Escrow Fund” shall have the meaning as set forth in Section 8.2.

        (jjj)     “Escrow Period” shall have the meaning as set forth in Section 8.2.

        (kkk)     “Excess Reduction” shall have the meaning as set forth in Section 2.2.

        (lll)     “Excluded Assets” shall have the meaning as set forth in Section 1.1.

        (mmm)     “Excluded Liabilities” shall have the meaning as set forth in Section 1.2(b).

        (nnn)     “Excluded Subsidiaries” shall have the meaning as set forth in Section 1.1(c).

        (ooo)     “Family” of an individual includes (i) such individual, (ii) the individual’s spouse, siblings, or ancestors, (iii) any lineal descendent of such individual, or their siblings, or ancestors or (iv) a trust for the benefit of any of the foregoing.

        (ppp)     “Financial Statements” shall have the meaning as set forth in Section 3.3.

        (qqq)     “Fixtures and Equipment” means all office equipment, telecom equipment and any material or machines, as well as all furniture, fixtures, furnishings, leasehold improvements, vehicles, computer and computer related hardware, equipment (including research and development equipment) and other tangible personal property used, owned or leased by the Acquired Companies, whether or not related to the Business, except to the extent included in the Excluded Assets, provided that any of the foregoing that is leased by Acquired Companies is subject to the terms and conditions of the applicable lease to the extent such lease was provided to the Buyer and is referred to in Section 3.8(a) of the Disclosure Schedule.

        (rrr)     “Foreign Company Employees” shall have the meaning as set forth in Section 5.10.

        (sss)     “Formation Documents” shall have the meaning as set forth in Section 3.1.

        (ttt)     “GAAP” shall have the meaning as set forth in Section 3.3.

        (uuu)     “General Assignment and Bill of Sale” shall mean those certain agreement(s) to be executed by the Company (or any of the Company Subsidiaries) and the Buyers at the Closing, the form of which is attached hereto as Exhibit D.

        (vvv)     “Governmental Authority” means, in any jurisdiction, including the State of Israel and the United States, any (i)  national, federal, state, local, foreign or international government, (ii) court, arbitral or other tribunal, (iii) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity) or (iv) agency, commission, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

        (www)     “Grants” shall have the meaning as set forth in Section 3.19.

        (xxx)     “Hazardous Material” shall have the meaning as set forth in Section 3.12.

        (yyy)     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        (zzz)     “Incorporated Open Source Software” shall have the meaning as set forth in Section 3.10.

        (aaaa)     “Indemnified Party” shall have the meaning as set forth in Section 8.2.

        (bbbb)     “Indebtedness” means, other than current trade liabilities and suppliers’ debt incurred in the ordinary course of business and payable in accordance with customary practices and other than Intercompany Indebtedness, (i) all mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or for the deferred purchase price of property or services, (ii) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under conditional sale or other title retention agreements relating to property purchased, (iv) capital lease or sale-leaseback obligations, (v) all liabilities secured by any Lien on any property, and (vi) any guarantee or assumption of any of the foregoing in clauses (i) through (v), or guaranty of minimum equity, capital, net worth, profitability or income or any make-whole or similar obligation with respect to itself, its subsidiaries or affiliates, or a third party.

        (cccc)     “Intellectual Property” means any or all of the following: (i) Copyrights whether registered or unregistered, moral rights, works of authorship including, without limitation, software programs, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works, (ii) Patents whether registered or unregistered, inventions (whether or not patentable), know how, improvements, technology, methods, processes, tools and designs, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections and technical data, (v) Trademarks whether registered or unregistered, (vi) domain name registrations, web addresses and sites, and (vii) all other intellectual property (whether registered or unregistered) and all applications and economic rights of authors and inventors, however denominated, for any such rights, anywhere in the world.

        (dddd)     “Intellectual Property Rights” means all rights in any Intellectual Property.

        (eeee)     “Intercompany Indebtedness” means any Indebtedness between any of the Acquired Companies and the Excluded Subsidiaries.

        (ffff)     “Inventory” means all inventory held for resale and all other raw materials, work in process, finished products, spares, wrapping, supply and packaging items related to the Business, except to the extent included in the Excluded Assets.

        (gggg)     “Investment Center” shall have the meaning as set forth in Section 3.2.

        (hhhh)     “IRS” means the United States Internal Revenue Service.

        (iiii)     “Israeli Company Employees” shall have the meaning as set forth in Section 3.15.

        (jjjj)     “Israeli Companies Law” means the Israeli Companies Law – 1999, together with the rules and regulations promulgated thereunder.

        (kkkk)     “Key Employees” means those employees of the Acquired Companies listed on Schedule 6.2(h).

        (llll)     “Knowledge” means the knowledge (including receipt of notice) of the Chief Executive Officer of the Company (Dov Ofer) and anyone reporting to the CEO, in each case after due inquiry, and the members of the Board of Directors of the Company.

        (mmmm)     “Laws” means all laws, statutes, constitutions, treaties, rules, regulations, standards and directives binding as a matter of law, ordinances, codes, judgments, rulings, orders, writs, decrees, stipulations, injunctions and determinations of all Governmental Authorities.

        (nnnn)     “Leases” means all leases, subleases, licenses, rights to occupy or use and other Contracts with respect to real, personal or mixed property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

        (oooo)     “Liability” means any and all claims, debts, liabilities, obligations and commitments of whatever nature, whether asserted or reasonably expected to be asserted, known or unknown, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) regardless of whether the same would be required by GAAP to be reflected as a liability in financial statements or disclosed in the notes thereto.

        (pppp)     “Licenses” means all Consents, licenses, permits, certificates, variances, exemptions, franchises and other approvals or authorizations issued, granted, given, required or otherwise made available by any Governmental Authority.

        (qqqq)     “Lien” means any charge, claim, community property interest, equitable interest, lien, encumbrance, option, proxy, pledge, security interest, mortgage, right of first refusal, right of preemption, transfer or retention of title agreement, or restriction by way of security of any kind or nature, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

        (rrrr)     “Loss” or “Losses” shall have the meaning as set forth in Section 8.2.

        (ssss)     “Material Adverse Effect” means any effect, change, event, circumstance or condition which, individually or in the aggregate, has or could reasonably be expected to have a material adverse effect on (A) the business, assets (including intangible assets), prospects (but prospects is solely a part of this definition for purposes of the provisions of Section 6.2), cash flows, results of operations or financial condition of the Company and the Company Subsidiaries taken together as a whole, in each case whether or not covered by insurance, or (B) the ability of the Company to consummate the Transaction.

        (tttt)     “NDA” shall have the meaning as set forth in Section 5.2.

        (uuuu)     “Net Working Capital” shall have the meaning as set forth in Section 2.2.

        (vvvv)     “Net Capital Expenditure Target” shall mean a sum of US$1,700,000, which sum is based on the Closing Date being October 31, 2005 and which sum shall be adjusted on a pro rata basis in the event that the Closing Date is on a date other than October 31, 2005, as mutually agreed between the Company and Buyer.

        (wwww)     “Net Working Capital Target” shall mean a sum of US$35,600,000.

        (xxxx)     “NIS” means New Israeli Shekel, the lawful currency of the State of Israel.

        (yyyy)     “Notice of Dispute” shall have the meaning as set forth in Section 2.2.

        (zzzz)     “OCS” shall have the meaning as set forth in Section 3.2.

        (aaaaa)     “Offer Letter” shall mean an offer letter of employment on Buyers’ standard form or similar document in accordance with applicable law.

        (bbbbb)     “Officer’s Certificate” shall mean a certificate signed by any Indemnified Party (or in the case of an Indemnified Party that is not a natural Person, an officer thereof): (i) stating that such Indemnified Party has paid, sustained, incurred, or accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated and the basis for such Losses or anticipated Losses, and the nature of the misrepresentation or breach of warranty to which such item is related.

        (ccccc)     “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] – 1961.

        (ddddd)     “Owned Property” shall have the meaning as set forth in Section 3.8.

        (eeeee)     “Parent” means Scitex Corporation Ltd., a company incorporated under the laws of the State of Israel.

        (fffff)     “Patents” means all United States, European, Israeli and other patents, designs, ornamental and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures.

        (ggggg)     “Payment Amount” shall have the meaning as set forth in Section 8.2.

        (hhhhh)     “Permitted Liens” shall have the meaning as set forth in Section 3.8.

        (iiiii)     “Person” means any individual, firm, partnership, joint venture, trust, corporation, limited liability entity, unincorporated organization, estate or other entity (including a Governmental Authority).

        (jjjjj)     “Privacy Obligations” shall have the meaning as set forth in Section 3.17.

        (kkkkk)     “Products” means all products sold by the Acquired Companies including, without limitation, the products listed in Exhibit E hereto.

        (lllll)     “PTO” means the United States Patent and Trademark Office.

        (mmmmm)     “Purchase Price” means an aggregate of US$ 230,000,000 subject to adjustment as set forth in Section 2.2.

        (nnnnn)     “Registered Intellectual Property Rights” means all Patents (including registrations and applications to register), Trademarks (including registrations and applications to register), Domain Names (including registrations and applications to register) and Copyrights (including registrations and applications to register).

        (ooooo)     “Representatives” means, with respect to any Person, such Person’s Affiliates, directors, officers, employees, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

        (ppppp)     “Restricted Deposits” means cash that is held at a bank that can not be accessed or released and whose sole purpose is to secure and provide the Company with a credit line.

        (qqqqq)     “Seller Indemnified Party” shall have the meaning as set forth in Section 8.3.

        (rrrrr)     “Shares” means Ordinary Shares, NIS 0.01 par value per share, of the Company.

        (sssss)     “Software” shall mean any and all computer software and code, including assemblers, applets, compilers, source code, object code, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed including source code listings and documentation.

        (ttttt)     “Survival Date” shall have the meaning as set forth in Section 8.1.

        (uuuuu)     “Tax” shall have the meaning as set forth in Section 3.9.

        (vvvvv)     “Tax Escrow” shall have the meaning as set forth in Section 8.2(e).

        (wwwww)     “Tax Return” shall have the meaning as set forth in Section 3.9.

        (xxxxx)     “Technology” shall mean all technology, information related to, constituting or disclosing, any technology, and all tangible copies and embodiments of technology in any media, including all know-how, show-how, techniques, trade secrets, inventions (whether or not patented or patentable), algorithms, routines, Software, files, databases, works of authorship or processes

        (yyyyy)     “Termination Date” shall have the meaning as set forth in Section 7.1.

        (zzzzz)     “Third Party License Agreements” means the license agreements listed in Section 3.6(a)(1) of the Disclosure Schedule relating to the Transferred Intellectual Property.

        (aaaaaa)     “Trademarks” means trademarks and service marks, trade names, brand names, corporate names, logos, slogans, trade dress, and other words, designations, labels, symbols, designs, colors, color combinations or product configurations.

        (bbbbbb)     “Trade Practices Act” has the meaning set forth in Section 3.2.

        (cccccc)     “Transaction” means the transactions contemplated by the Transaction Documents.

        (dddddd)     “Transaction Documents” means this Agreement and all other instruments, certificates and agreements delivered or required to be delivered by Sellers, the Company, the Buyers or any of their Representatives pursuant to this Agreement.

        (eeeeee)     “Transaction Expenses” means all fees and expenses incurred by the Company in connection with or related to this Agreement, the Transaction Documents or the Transaction.

        (ffffff)     “Transferred Intellectual Property” means any and all of the rights, titles and interest in registered and unregistered Intellectual Property, used, licensed or owned by the Acquired Companies, related directly or indirectly, in whole or in part, to the Business, including without limitation all Company Intellectual Property Rights, all Company Registered Intellectual Property Rights, Company Source Code, Software, provided that with respect to any Transferred Intellectual Property identified in Section 3.10(c) of the Disclosure Schedule as being subject to any Third Party License Agreement, then such Transferred Intellectual Property is subject to the terms and conditions of the relevant Third Party License Agreements.

        (gggggg)     “Transfer Taxes” shall mean all sales, use,, gross receipts, excise, registration, duty, transfer and other similar taxes and governmental fees.

        (hhhhhh)     “Transferred Technology” shall mean all Technology owned or transferable by the Acquired Companies related to the Business or the Acquired Assets, including all Technology listed on Exhibit F. To the extent that any Software constitutes Transferred Technology, all versions and releases of such Software, and Software from which such Software was derived, in both source and object code form, shall be included as Transferred Technology

        (iiiiii)     “Unsatisfied Losses” shall have the meaning as set forth in Section 8.2.

        (jjjjjj)     “Withheld Amounts” shall have the meaning as set forth in Section 2.2.

        (kkkkkk)     “Withheld Funds” shall have the meaning as set forth in Section 8.2.

        10.2 Terms Generally. The definitions in Section 10.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits and Schedules to this Agreement) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference to any supranational, national, federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Scitex Vision Ltd. By: —————————————— Name: Title:

Tech Ink (Pty) Ltd. By: —————————————— Name: Title:	Kovacs Investments 183 (Pty) Ltd. By: —————————————— Name: Title:

Kovacs Investments 319 (Pty) Ltd. By: —————————————— Name: Title:

Hewlett-Packard Company By: —————————————— Name: Title:

– Signature Page to Asset Purchase Agreement –

FIRST AMENDMENT TO THE
ASSET PURCHASE AGREEMENT

        THIS FIRST AMENDMENT TO THE ASSET PURCHASE AGREEMENT (the “Amendment”) is entered into effective as of November 1, 2005 by and among (i) Hewlett-Packard Company (the “Buyer”), (ii) Scitex Vision Ltd., a private company organized under the laws of the State of Israel (the “Company”), and (iii) Tech Ink (Pty) Ltd., Kovacs Investments 183 (Pty) Ltd. and Kovacs Investments 319 (Pty) Ltd., companies incorporated under the laws of South Africa (the “Additional Sellers”).

W I T N E S S E T H:

        WHEREAS, the parties have entered into that certain Asset Purchase Agreement dated August 11, 2005 (the “Agreement”); and

        WHEREAS, the parties wish to amend certain provisions in the Agreement as set forth herein.

        NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

1.	Definitions

Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning ascribed to them under the Agreement.

2.	Swfe D&S BVBA

Without derogating from the provisions of the Agreement, the parties specifically agree that any Liability in connection with, arising from or relating to, Swfe D&S BVBA, including without limitation, any Tax Liability that may have been assumed by Scitex Vision Europe N.V. prior to the Closing, shall be deemed an Excluded Liability under the Agreement.

3.	Transaction Expenses

Clause (ii) of Section 1.2(b) of the Agreement shall be amended and replaced with the following:

“(ii) all of the Company’s (and the Additional Sellers’) Liabilities with respect to costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Transaction Expenses, as well as any cost or liability incurred by any of the Acquired Companies in order to facilitate the transfer of the Acquired Assets at the Closing and which is not specifically listed in the Assumed Liabilities,”

4.	Section 2.2(h)

The following clause (h) shall be added to Section 2.2 of the Agreement:

“(h) The Closing Date Statements will include a calculation of cash (for purposes of this Section 2.2(h) “cash” is defined as cash per the Company Subsidiaries’ bank statements excluding the Float) and Cash Equivalents and Restricted Deposits, as well as any Indebtedness assumed by the Buyers. In the event there is an excess of such cash and Cash Equivalents and Restricted Deposits over such Indebtedness, then the Buyer will pay to the Company (and/or the Additional Sellers, in accordance with Section ý5.15) any such excess by wire transfer of immediately available funds to an account designated by the Company, such payment to be made simultaneously with any payment or amendment to the Purchase Price, in accordance with the other provisions of this Section 2.2 above. In the event there is a deficit of such cash and Cash Equivalents and Restricted Deposits over such Indebtedness, then the Company shall pay such deficit to the Buyers by wire transfer of immediately available funds to an account designated by the Buyer, such payment to be made simultaneously with any payment or amendment to the Purchase Price, in accordance with the other provisions of this Section 2.2 above. Any payments to be made under this Section 2.2(h) shall not be made from the Withheld Amounts or the Escrow Amount.”

5.	Section 5.10(e)

Section 5.10(e) of the Agreement shall be deleted and replaced in its entirety as follows:

“(e) At the Closing, the Company shall assign and transfer to Buyers all its rights in all such Company Benefit Plans with respect to the relevant Continuing Israeli Employees and Foreign Company Employees, and such Company Benefit Plans shall be deemed Acquired Assets hereunder.

Without derogating from the other provisions of this Section 5.10, at the Closing, the following shall apply with respect to all accumulated vacation days of the Continuing Employees employed by Scitex Vision America Inc.: (X) the Company shall, prior to the Closing, cash out and redeem any vacation days accrued as of the Closing by each such Continuing Employee in excess of the maximum number of vacation days that each such Continuing Employee is eligible to accrue with respect to his or her first year of employment with the Buyer pursuant to the Buyer’s vacation policy in effect as of the Closing (such maximum number of vacation days is referred to as the “Buyer Maximum Number of Vacation Days”), and (Y) each such Continuing Employee will be permitted to carry over any remaining accrued vacation days outstanding as of the Closing and not cashed out and redeemed pursuant to the preceding clause (X) up to the Buyer Maximum Number of Vacation Days (subject to any right that Buyers may have for redeeming and cashing out any additional accrued vacation). With respect to all other Continuing Employees, the Company shall not be required to cash out or redeem any vacation days accrued by any such Continuing Employee as of the Closing, and any such Continuing Employee will be permitted to carry over any accrued vacation days balance outstanding and not cashed out or redeemed by the Company as of the Closing under the Company’s (or Company Subsidiary’s) vacation programs (subject to any right that Buyer may have for redeeming and cashing out any additional accrued vacation).”

6.	Section 5.15 Purchase Price Allocation

Section 5.15 of the Agreement shall be deleted and replaced in its entirety as follows:

“The Buyer, the Company and Duff and Phelps shall work together so as to allocate the identifiable intangible assets of the Purchase Price and establish an allocation methodology for the goodwill portion of the Purchase Price among the Acquired Assets by and as of the Closing Date. In the event of a disagreement between the Buyer and the Company as to any portion of such allocation or valuation which cannot be amicably resolved, Duff and Phelps shall have the final determination with respect thereto, and Buyer and Company agree to be bound by such determination. The Buyer shall provide the Company promptly following the receipt thereof with (i) copies of all documentation delivered by Duff and Phelps to the Buyer used or produced in the preparation of such valuation and allocation, subject to obtaining the approval of Duff and Phelps, and (ii) the final report of Duff and Phelps. The parties shall use commercially reasonable efforts to have the report of Duff and Phelps to be delivered no less than 14 days prior to the Closing.”

7.	Purchase Price

Notwithstanding anything to the contrary in the Agreement, the parties agree that any value added tax due in connection with the Closing Date Purchase Price to be paid to the Company (but not to the Additional Sellers) shall not be paid at the Closing, but shall be paid within 30 days following the Closing, against delivery by the Company of a value added tax invoice (to the extent required by Law).

8.	Hold Separate Agreement

The parties agree that in connection with that certain Hold Separate Agreement entered into on the date hereof, the parties hereby waive any condition to Closing in connection with the subject matter thereof.

9.	Disclosure Schedules

Attached hereto as “Exhibit A” are modifications to the Company Disclosure Schedule in respect of matters arising or events occurring after the date of the Agreement but prior to the Closing. The attached does not modify or qualify the representations and warranties of the Company (including the schedules thereto) as of the date of the Agreement, as presented in the Agreement (including the schedules thereto) on the date thereof.

10.	Additional Sellers

In connection with the liquidation of any of the Additional Sellers following the Closing, the parties agree as follows:

10.1.	The Additional Sellers shall not commence any liquidation proceedings (as hereinafter defined) in the Republic of South Africa prior to 6 months following the Closing. For purposes of this Section 10, the term “commence any liquidation proceedings” shall mean the lodging with the Registrar of Companies of the Republic of South Africa of any resolution by an Additional Seller for the voluntary liquidation of such Additional Seller.

10.2.	Upon the expiration of the 6-month period specified in Section 10.1 above, in the event of the Company or any of the Additional Sellers deciding to commence liquidation proceedings in relation to any of the Additional Sellers, the Company will, prior to the commencement of such liquidation proceedings, automatically and without the need for any further action or documentation, cede and assume all representations, warranties, obligations, agreements and covenants of the Additional Sellers under the Agreement and any representations and warranties so assumed by the Company shall be deemed to be provided by the Company on behalf the Additional Sellers.

10.3.	Subject to such assumption by the Company as provided for in Section 10.2 above, the Buyer hereby consents to the liquidation of the Additional Sellers, commencing at any time 6 months after the Closing without the need for any further action or documentation by the Buyer in connection therewith.

10.4.	The parties hereto agree that the resolution of any Additional Seller to pay a dividend in anticipation of liquidation or the actual payment of such dividend shall not, in and of itself, constitute a commencement of liquidation proceedings for purposes of this Section 10.

11.	Buyer Representations

The first sentence in Section 4.1 of the Agreement shall be amended and replaced with the following:

“4.1 Organization. Each of the Buyers is, or will be prior to the Closing, a corporation duly organized, validly existing and is in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation.”

12.	General Provisions

12.1.	Entire Agreement

Except as set forth in this Amendment, all other terms and conditions of the Agreement shall remain unchanged. This Amendment shall be deemed for all intents and purposes as an integral part of the Agreement. The Agreement and this Amendment constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

12.2.	Further Assurances; Interpretation

Each of the parties shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Amendment and the intentions of the parties as reflected hereby.

12.3.	Counterparts

This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

– Signature page to follow –

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

Tech Ink (Pty) Ltd. By: —————————————— Name: Title:	Scitex Vision Ltd. By: —————————————— Name: Title:

Kovacs Investments 319 (Pty) Ltd. By: —————————————— Name: Title:	Kovacs Investments 183 (Pty) Ltd. By: —————————————— Name: Title:

Hewlett-Packard Company By: —————————————— Name: Title: